Exhibit 99.6

Treasury Board Secretariat

Ontario

Public Accounts of Ontario

Annual Report and Consolidated Financial Statements

2022–2023

Ontario

Treasury Board Secretariat Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2022–2023

Treasury Board Secretariat Office of the President Room 4320, Whitney Block 99 Wellesley Street West Toronto, ON M7A 1W3 Tel.: 416-327-2333	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Tel.: 416-325-0400	Secrétariat du Conseil du Trésor Bureau de la présidente Édifice Whitney, bureau 4320 99, rue Wellesley Ouest Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto (Ontario) M7A 1Y7 Tél. : 416-325-0400

The Honourable Elizabeth Dowdeswell, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2023, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Caroline Mulroney	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance
Toronto, September 2023	Toronto, September 2023

Financial Statement Discussion and Analysis, 2022–2023	i

CONSOLIDATED FINANCIAL STATEMENTS

ii	Financial Statement Discussion and Analysis, 2022–2023

Foreword

I am pleased to present the 2022–23 Public Accounts for the Province of Ontario. The Public Accounts provide the people of Ontario a clear and comprehensive view of the province’s finances. This document outlines the prudent actions that were taken to strengthen and safeguard the province’s economic position during the past fiscal year.

As Ontario continues to face economic challenges and uncertainties, including the pressure of rising costs and interest rate hikes, our government is working hard to support families, businesses, and workers today, while also laying a strong fiscal foundation for future generations.

We are taking a targeted, responsible approach to our fiscal plan — creating the conditions to attract jobs and investments, investing in the critical infrastructure that our growing province needs and, at the same time, providing Ontarians with the services they deserve.

The 2022–23 Public Accounts illustrates that the government is delivering on its Plan to Build by investing $186.4 billion across all programs. This represents a $15.9 billion or 9.3 per cent increase over program spending in the previous fiscal year.

As Ontario’s population continues to grow, much-needed investments have been made to provide meaningful support in high-priority areas and communities across the province.

For example, to help more people find good jobs and address the historic labour shortages facing Ontario, the government invested $1.6 billion in employment services and training. This includes enhancements to the Skills Development Fund to help train the workforce of the future.

Our government continued to strengthen Ontario’s competitiveness, including a $364 million increase in targeted investments to support the province’s growing automotive manufacturing sector and the hundreds of thousands of direct and indirect jobs that depend upon it every day.

Investing in affordable housing, transit, highways, hospitals, long-term care homes, schools and day cares continues to be a key part of the government’s Plan to Build. To support the most ambitious capital plan in Ontario’s history that will touch every corner of the province, the government invested $1.5 billion or 8.5 per cent more in infrastructure compared to the previous year.

Our government is also connecting the people of Ontario to the care they need closer to home. In 2022–2023, base programs in the health care sector increased by $5.6 billion or 8 per cent to provide convenient care to people in communities across the province.

Financial Statement Discussion and Analysis, 2022–2023	iii

As well, investments made in the education sector grew by $4.5 billion or 15 per cent to support Ontario families. This increase includes the implementation of the Canada-wide Early Learning and Child Care Agreement, which reduces average out-of-pocket child care fees for parents across the province.

The results in the 2022–23 Public Accounts show that targeted investments are building a stronger, more resilient economy and a stronger Ontario. Our government will continue with its responsible approach by making targeted choices that will help build Ontario for families and businesses — today and tomorrow.

Original signed by

The Honourable Caroline Mulroney

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2022–2023

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2022–23 fiscal year against the 2022 Budget released on April 28, 2022, and the financial position of the government as of March 31, 2023. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for many key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements, and the Standing Committee on the Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions and collaboration.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Deborah Richardson

Deputy Minister and Secretary of the

Treasury Board and Management Board of Cabinet

Treasury Board Secretariat

Financial Statement Discussion and Analysis, 2022–2023	1

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 49-55, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

Original signed by	Original signed by	Original signed by	Original signed by
Deborah Richardson	Greg Orencsak	Beili Wong, FCPA, FCA	Maureen Buckley, CPA, CA
Deputy Minister, Treasury Board Secretariat	Deputy Minister, Ministry of Finance	Comptroller General and Associate Deputy Minister, Office of the Comptroller General Treasury Board Secretariat	Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

August 29, 2023	August 29, 2023	August 29, 2023	August 29, 2023

The Government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Government of Ontario’s financial reporting process.

Original signed by	Original signed by

The Honourable Prabmeet Singh Sarkaria	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance

August 29, 2023	August 29, 2023

2	Financial Statement Discussion and Analysis, 2022–2023

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2022–2023	3

4	Financial Statement Discussion and Analysis, 2022–2023

Highlights

2022–23 Financial Highlights ($ Billions)					Table 1

Consolidated Statement of Operations For the fiscal year ended March 31
				Change from
	2022 Budget[1]	2022–23 Actual	2021–22 Restated Actual[1]	2022 Budget	2021–22 Restated Actual

Total Revenue	179.8	192.9	185.1	13.1	7.8

Expense
Programs	185.1	186.4	170.5	1.3	15.9
Interest on debt	13.6	12.4	12.6	(1.2)	(0.2)
Total Expense	198.6	198.8	183.1	0.2	15.7

Reserve	1.0	–	–	(1.0)	–

Annual Surplus / (Deficit)	(19.9)	(5.9)	2.0	14.0	(7.9)

Consolidated Statement of Financial Position As at March 31

Financial Assets		133.9	130.4		3.5
Liabilities		534.3	513.3		21.0
Net Debt		(400.5)	(382.8)		(17.7)
Non-Financial Assets		153.7	144.7		9.0
Accumulated Deficit		(246.8)	(238.2)		(8.6)
Accumulated Deficit is Comprised of:
Accumulated Operating Deficit		(247.1)	(238.2)		(8.9)
Accumulated Remeasurement Gains/(Losses)		0.3	–		0.3

[1]   Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year expenses. Actual results for 2021–22 are also restated to reflect the consolidation of the Pension Benefits Guarantee Fund (PBGF) into the Financial Services Regulatory Authority of Ontario (FSRA), as well as the implementation of PS 3280 Asset Retirement Obligations (ARO). The change in classification of the PBGF from trust under administration to other government organization resulted in a line-by-line consolidation of the fund on a retroactive basis, including restatement of prior year. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Financial highlights

Change from 2021–22 actuals

●

The Ontario government recorded a $5.9 billion deficit for the fiscal year ended March 31, 2023, compared to the previous year’s restated surplus of $2.0 billion, mainly due to higher program spending partially offset by higher revenues (see Table 1 above).

Financial Statement Discussion and Analysis, 2022–2023	5

●

Total revenues are $192.9 billion, which are $7.8 billion or 4.2 per cent higher than the previous year, largely due to increases in taxation revenues, transfers from the Government of Canada, and revenues reported by ministries and the broader public sector. This was partially offset by lower net income from Government Business Enterprises. See details on pages 8-9.

●

Total program expenses are $186.4 billion, which is $15.9 billion or 9.3 per cent higher than the previous year. Expenses are higher in the health sector mainly due to increased investments in base programs to address the needs of an aging population and meet the growing demand of health care services. Year-over-year program expenses in the children’s and social services, education, postsecondary education, and other program sectors are higher mainly due to demand-driven programs in the social services sector; the implementation of the Canada-wide Early Learning and Child Care plan; higher college spending; liabilities and the recognition of contingent liabilities associated with Treaty rights and Aboriginal rights and other claims against the Crown; costs to bring new and expanded transit service online and assistance to support municipal transit; increased investments for broadband and the Investing in Canada Infrastructure Program (ICIP); and variability in demand-driven Business Risk Management programming. See details on pages 13-17.

●

Interest on debt is lower than the previous year by $0.2 billion, or 1.6 per cent, mainly due to higher interest capitalization from consolidated entities as well as an increase in interest income from the broader public sector. See details on page 23.

●

Non-financial assets, including capital assets, increased by $9.0 billion from the previous year. The net book value of Ontario’s capital assets, such as buildings and transportation infrastructure, grew by $8.8 billion during the year. Ontario invested $16.3 billion in assets owned by the government and its consolidated entities, which reflect new capital investments in the transportation, health, education and other program sectors. The government also made $2.9 billion in additional capital investments in transfers to non-consolidated partners and other infrastructure expenditures. See details on pages 27-29.

●

Total liabilities increased by $21.0 billion and total financial assets increased by $3.5 billion, resulting in an increase of $17.7 billion or 4.6 per cent in net debt from the previous year (see details on pages 26-31). The increase of liabilities is mainly due to the recognition of contingent liabilities associated with Treaty rights and Aboriginal rights, and other claims against the Crown. The accumulated deficit increased by $8.6 billion, or 3.6 per cent, from the previous year mainly as a result of the reported deficit of $5.9 billion. See details on page 60.

6	Financial Statement Discussion and Analysis, 2022–2023

Change from the 2022 Budget

●

The Ontario government recorded a $5.9 billion deficit for the fiscal year ended March 31, 2023, compared to a forecasted deficit of $19.9 billion in the 2022 Budget, primarily due to higher revenues (see Table 1 above).

●

Total revenues of $192.9 billion, are $13.1 billion or 7.3 per cent higher than projected in the 2022 Budget, mainly due to higher taxation revenues reflecting strong economic growth and higher-than-expected inflation. Higher revenues were also reported by ministries and the broader public sector, as well as higher-than-expected transfers from the Government of Canada. This was partially offset by weaker-than-expected net income from Government Business Enterprises. See details on page 10.

●

Total program expenses of $186.4 billion, are $1.3 billion or 0.7 per cent higher than the 2022 Budget. Program expenses are higher in the education, postsecondary education, and other program sectors mainly due to one-time Catch Up Payments in 2022–23 that provided direct funding to parents to help fill student learning gaps that emerged during the COVID-19 pandemic, higher-than-forecasted college spending, and the recognition of liabilities and contingent liabilities associated with Treaty rights and Aboriginal rights and other claims against the Crown. Investments are lower in the health sector mainly due to lower COVID-19 spending. See details on pages 18-19.

●

Interest on debt is lower than the 2022 Budget by $1.2 billion, or 8.8 per cent, due to a reduction in the borrowing program of approximately $9.3 billion and a lower-than-forecast deficit for 2022–23, as well as higher-than-budgeted interest capitalization and interest income from rising interest rates. See details on page 23.

Financial Statement Discussion and Analysis, 2022–2023	7

Analysis of 2022–23 Results

Revenue

Details of 2022–23 Actual Results ($ Billions)					Table 2
				Change from
	2022 Budget[1]	2022–23 Actual	2021–22 Restated Actual[1]	2022 Budget	2021–22 Restated Actual
Revenue
Personal Income Tax	44.6	44.2	46.8	(0.4)	(2.6)
Sales Tax	32.3	36.1	30.4	3.8	5.7
Corporations Tax	19.7	27.8	25.2	8.1	2.6
Employer Health Tax	7.8	7.8	7.2	–	0.6
Education Property Tax	5.7	6.0	5.7	0.3	0.3
Ontario Health Premium	4.7	4.4	4.4	(0.3)	–
Gasoline and Fuel Tax	2.8	2.7	3.0	(0.1)	(0.3)
Other Taxes	8.8	7.5	9.0	(1.3)	(1.5)
Total Taxation Revenue	126.4	136.5	131.7	10.1	4.8
Government of Canada	31.0	31.3	30.6	0.3	0.7
Income from Government Business Enterprises	6.3	6.1	6.4	(0.2)	(0.3)
Fees, Donations and Other Revenues from Broader Public Sector Organizations	9.4	11.5	9.7	2.1	1.8
Other non-tax revenue	6.7	7.5	6.7	0.8	0.8
Total Revenue	179.8	192.9	185.1	13.1	7.8

[1]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year expenses. Actual results for 2021–22 are also restated to reflect the consolidation of the Pension Benefits Guarantee Fund into the Financial Services Regulatory Authority of Ontario (FSRA). See Note 17 to the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Change from 2021–22 actuals

Total revenues for 2022–23 increased by $7.8 billion or 4.2 per cent from the previous year.

●

Taxation revenue increased by $4.8 billion or 3.6 per cent in 2022–23, mostly reflecting strong economic growth. This was moderated by lower Personal Income Tax (PIT), mainly by lower tax assessments from the Canada Revenue Agency (CRA) for prior years following the release of the Public Accounts 2021–22. Taxation revenues were also moderated by lower Land Transfer Tax (LTT) due to a weaker housing market in 2022, and lower Gasoline and Fuel taxes reflecting the temporary reduction to the Gasoline Tax by 5.7 cents per litre and Fuel Tax by 5.3 cents per litre.

●

Transfers from the Government of Canada increased by $0.7 billion or 2.3 per cent in 2022–23, mostly reflecting higher transfers from major federal funding programs, including the Canada Health Transfer, the Canada Social Transfer, support for early learning and child care and infrastructure. This increase was partially offset by the wind-down of COVID-19 time-limited funding.

8	Financial Statement Discussion and Analysis, 2022–2023

●

Income from Government Business Enterprises (GBEs) decreased by $0.3 billion or 4.7 per cent in 2022–23, mainly due to lower net income from Ontario Power Generation (OPG), reflecting lower realized returns from the Ontario Nuclear Funds and an increase in asset retirement costs, compared to the same period last year. Net income from the LCBO was also lower reflecting higher costs driven by global supply chain disruptions. This was partially offset by higher net income from the Ontario Lottery and Gaming Corporation (OLG), and the Ontario Cannabis Retail Corporation (OCRC), also known as the Ontario Cannabis Store (OCS) and a newly consolidated GBE in 2022–23, iGaming Ontario (iGO).

●

Fees, donations and other revenues from Broader Public Sector Organizations (BPS) increased by $1.8 billion or 18.6 per cent in 2022–23, mainly due to higher third-party revenue from BPS organizations driven by business operations normalizing after the COVID-19 pandemic. It also reflects a newly consolidated BPS sector, Children’s Aid Societies.

●

Other non-tax revenue increased by $0.8 billion or 11.9 per cent in 2022–23, mainly from Vehicle Licensing and Registrations Fees reflecting continuing fees on heavy commercial vehicles, and the impact of lower revenues booked in the previous year from the elimination and one-time refund of passenger and light commercial vehicle permit and sticker validation fees back to March 2020.

Financial Statement Discussion and Analysis, 2022–2023	9

Change from the 2022 Budget

Ontario’s nominal GDP grew 9.2 per cent in the 2022 calendar year, up from a projection of 6.7 per cent at the time of the 2022 Budget reflecting higher-than-expected inflation in 2022.

Revenues for 2022–23 were $13.1 billion or 7.3 per cent higher than expected in the 2022 Budget.

●

Taxation revenues were $10.1 billion or 8.0 per cent higher than projected in the 2022 Budget, as a result of higher net tax assessments and entitlements for 2022 and prior years, based on new information received from the federal government since the release of the 2022 Budget.

●

Transfers from the Government of Canada were $0.3 billion or 1.0 per cent higher, mainly due to the recognition of in-kind federal revenue associated with donated COVID-19 supplies, partially offset by a reprofiling of funding under the ICIP due to slower-than-expected delivery of projects.

●

Income from GBEs was $0.2 billion or 3.2 per cent lower, mainly reflecting weaker revenue from OPG and LCBO. Net income from OPG was lower due to lower realized returns from the Ontario Nuclear Funds and an increase in asset retirement costs. LCBO net income was impacted by lower-than-expected sales because of a rapid normalization of consumer purchasing patterns following the COVID-19 pandemic. This was partially offset by higher-than-expected net income from the OLG, OCS and iGO, a newly consolidated GBE in 2022–23.

●

Fees, donations, and other revenues from BPS were $2.1 billion or 22.3 per cent higher, mainly due to growth in third-party revenue from the colleges and hospitals driven by the normalization of operations post-COVID-19. It also reflects a newly consolidated BPS sector in 2022–23, Children’s Aid Societies.

●

Other non-tax revenues increased by $0.8 billion or 11.9 per cent, mainly reflecting higher recoveries of Prior Year Expenditures, as well as higher-than-expected revenue from fees, licenses, and permits, and miscellaneous revenue sources reported by ministries and consolidated government organizations.

10	Financial Statement Discussion and Analysis, 2022–2023

Revenue trend

Chart 2 shows the recent trends in revenue for Ontario’s major revenue sources.

Taxation revenue

Between 2018–19 and 2022–23 taxation revenue grew at an average annual rate of 6.6 per cent, higher than the average annual rate of nominal GDP growth of 5.0 per cent.

Although economic growth and taxation revenue growth are closely linked, the relationship is affected by several factors, including but not limited to:

●

Growth in some revenue sources, such as Corporations Tax and Mining Tax, which can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions, such as the option to carry losses forward or backward;

●	The impact of housing completions and resales on HST and Land Transfer Tax revenue which is proportionately greater than their contribution to GDP; and

●	Changes in volume-based gasoline and fuel taxes which are more closely aligned to growth in real GDP as opposed to nominal GDP since these revenue sources are not directly influenced by price changes.

Financial Statement Discussion and Analysis, 2022–2023	11

Federal government transfers

Government of Canada transfers are based on existing federal-provincial funding arrangements and formulas. These include major federal transfers such as the Canada Health Transfer, Canada Social Transfer and Equalization, as applicable. There are also a number of federal transfers to the Province which are largely program-specific such as for social housing, infrastructure and labour market programs. Some transfers are ongoing while others are time-limited.

Between 2018–19 and 2022–23, Government of Canada transfers grew at an annual average rate of 5.7 per cent.

Income from Government Business Enterprises

Income from GBEs include OPG, Hydro One Limited (HOL), LCBO, OLG, OCS and iGO, a newly consolidated GBE in

2022–23.

Between 2018–19 and 2022–23, income from GBEs increased at an annual average rate of 2.9 per cent.

Fees, donations and other revenues from Broader Public Sector Organizations

Between 2018–19 and 2022–23, revenue from BPS increased at an average annual rate of 5.6 per cent. This increase mainly reflects growth in third-party revenue from the colleges and hospitals as well as revenue from Children’s Aid Societies which is consolidated for the first time with the Ontario financial statements in the 2022–23 Public Accounts.

Other non-tax revenues

Other non-tax revenues arise from a number of sources, including fees, sales and rentals of goods and services, licences and permits, reimbursements of provincial expenditures in delivering certain services, royalties for the use of Crown resources and power supply contract recoveries.

Other non-tax revenues decreased at an annual average rate of 2.8 per cent between 2018–19 and 2022–23.

12	Financial Statement Discussion and Analysis, 2022–2023

Expense

Details of 2022–23 Actual Results ($ Billions)					Table 3
				Change from
	2022 Budget[1,2,3]	2022–23 Actual	2021–22 Restated Actual[3]	2022 Budget	2021–22 Restated Actual
Expense
Health sector	79.9	78.5	75.8	(1.4)	2.7
Education sector[2]	33.0	34.5	30.0	1.5	4.5
Postsecondary education sector	10.8	11.6	10.6	0.8	1.0
Children’s and social services sector	18.3	18.1	17.1	(0.2)	1.0
Justice sector	5.4	5.4	5.0	–	0.4
Other programs	37.6	38.2	32.1	0.6	6.1
Total Program Expense	185.1	186.4	170.5	1.3	15.9

Interest on debt	13.6	12.4	12.6	(1.2)	(0.2)
Total Expense	198.6	198.8	183.1	0.2	15.7

Reserve	1.0	–	–	(1.0)	–

[1]  For presentation purposes, one-time COVID-19-related spending was shown separately within COVID-19 Time-Limited Funding in the 2022 Budget, which has been included in the respective sectors in this table. The change in presentation does not impact ministry allocations or ministry structure(s).

[2]  Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in Table 3.8 of the 2022 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the financial statements provides details.

[3]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year expenses. Actual results for 2021–22 are also restated to reflect the consolidation of Pension Benefits Guarantee Fund into the Financial Services Regulatory Authority of Ontario (FSRA), as well as the implementation of PS 3280 Asset Retirement Obligations (ARO). See Note 17 to the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Change from 2021–22 actuals

Total program expenses for 2022–23 increased by $15.9 billion or 9.3 per cent, from $170.5 billion in the previous fiscal year to $186.4 billion.

●

Health sector expense increased by $2.7 billion or 3.6 per cent over the previous fiscal year, mainly due to increased spending in base health sector programs to meet growing demand. Key health sector investments included:

●

$1.1 billion in additional base hospital funding primarily to support core clinical services, health human resources, surgical recovery and additional acute, post-acute and critical care beds to respond to Ontario’s aging and growing population. This also supported connecting patients to the right care in the right place by moving those patients that no longer need hospital treatment, out of hospitals and into more appropriate community care settings;

●	$1.0 billion in additional Ontario Health Insurance Plan (OHIP) funding primarily to support increased utilization of health care services, including more visits to physicians;

Financial Statement Discussion and Analysis, 2022–2023	13

●	$0.4 billion primarily to support the Long-Term Care Staffing Plan to increase the daily direct care for long-term care residents to improve quality of care;

●	$0.3 billion in investments to expand and stabilize home and community care services; and

●

The variance also reflects the lower COVID-19 spending as well as the contingent liabilities related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 as a result of the November, 29, 2022, Ontario Superior Court decision.

●

Education sector expenses increased by $4.5 billion or 15.0 per cent over the previous fiscal year. This is mainly due to spending to continue implementation of the Canada-wide Early Learning and Child Care Agreement that reduces average out-of-pocket childcare fees, funding to support enrolment growth and commitments consistent with labour agreements reached and contingent liabilities related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 as a result of the November, 29, 2022, Ontario Superior Court decision.

●

Postsecondary education sector expenses increased by $1.0 billion or 9.4 per cent over the previous fiscal year. This is mainly due to higher college spending from the complete re-opening of campuses after easing of public health restrictions, increased overall student enrolment and higher spending on student financial assistance.

●

Children’s and social services sector expenses increased by $1.0 billion or 5.8 per cent over the previous fiscal year, primarily due to increasing the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities program by five per cent as of September 2022, as well as year-over-year increases in demand-driven programs such as Social Assistance and Developmental Services.

●

Justice sector expenses increased by $0.4 billion or 8.0 per cent over the previous fiscal year, mainly due to additional funding for public safety, including community safety policing and the Ontario Provincial Police, supports — such as nursing services — at Ontario’s correctional facilities, and investments to reduce the backlog of cases and active tribunal applications.

●	Other programs expenses increased by $6.1 billion or 19.0 per cent over the previous fiscal year, mostly reflecting:

●	$6.25 billion increase primarily due to liabilities and recognition of contingent liabilities for Treaty rights and Aboriginal rights;

●

$860 million increase primarily due to costs to bring new and expanded transit services and higher amortization expenses associated with more transportation assets in service, as well as increased time-limited support to help municipal transit systems recover from the COVID-19 pandemic;

●	$364 million increase due to strategic investments in industrial support and land development, including Ontario’s auto manufacturing sector;

14	Financial Statement Discussion and Analysis, 2022–2023

●	$303 million increase due to the transfer of the Motor Vehicle Accident Claims Fund program from a stand-alone reporting entity to a component of the Ministry of Government and Consumer Services;

●	$237 million increase due to cultural media and domestic tourism tax credits;

●	$235 million increase related to funding provided to the City of Toronto to address a portion of its 2022 operating deficit;

●

$144 million increase due to higher uptake from the agricultural sector for demand-driven Business Risk Management programming, driven by various factors such as commodity prices, weather and market conditions;

●	$138 million increase in infrastructure programs primarily under the Broadband and Cellular Infrastructure Program and the ICIP;

●	$52 million increase due to temporary doubling of the Guaranteed Annual Income System payment for all recipients in 2023;

●	$39 million increase primarily due to increased visitation to Ontario Parks and increased delivery of services by the Ontario Clean Water Agency; and

●	This also reflects contingent liabilities related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 as a result of the November, 29, 2022, Ontario Superior Court decision.

●	The increase in 2022–23 is partially offset by:

●

$1.5 billion decrease due to lower Employee and Pensioner Benefits primarily due to prior-year accounting adjustments for actuarial valuations and updates to liabilities for the Workplace Safety and Insurance Board (WSIB) and Retired Employees’ Benefits expenses;

●	$454 million decrease primarily due to less funding required to maintain the government’s support under the suite of electricity price mitigation programs;

●	$244 million decrease in COVID-19 related Ontario Small Business Support / Relief Grant programming;

●	$164 million decrease primarily due to a less active than average fire season in 2022–23, and a reduced contaminated sites liability after reassessments; and

●

$159 million decrease primarily due to lower uptake of the Ontario COVID-19 Worker Income Protection Benefit program which reimbursed employers for COVID-19 paid leave days and winding down the time-limited Ontario Jobs Training Tax Credit at the end of 2022 which supported hiring, training, retraining and upskilling workers.

Financial Statement Discussion and Analysis, 2022–2023	15

See Chart 3 for details of program expenses by sector.

16	Financial Statement Discussion and Analysis, 2022–2023

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity, including hospitals, school boards, colleges and Children’s Aid Societies, as well as the Ontario Public Service.

The expense labelled “Transfers” in Chart 4 reflects payments to a variety of service providers that support the delivery of public services. These third-party funding recipients consist of health care professionals including physicians, social service agencies, universities, child care providers and municipalities. As service providers, a large share of the spending of these third parties typically goes to salaries and benefits, i.e., compensation-related costs. Transfers do not include transfers to hospitals, school boards, colleges, and Children’s Aid Societies — these are reflected in the other expense types such as operating costs and salaries and benefits, as reported by the organizations.

Financial Statement Discussion and Analysis, 2022–2023	17

Change from the 2022 Budget

Total program spending for 2022–23 was $186.4 billion, which is $1.3 billion or 0.7 per cent higher than the 2022 Budget. Changes in program spending were primarily attributed to the following factors:

●

Health sector expense was $1.4 billion or 1.8 per cent below plan, mainly due to lower COVID-19 spending on vaccine administration and testing as a result of lower public demand. There was also lower spending for Ontario Drug Benefit programs as more generic alternative drugs became available and deferred capital spending in 2022–23 for hospital and long-term care projects due to changes in construction schedules. The variance also reflects increased spending for OHIP due to increased utilization of health care services and costs, including more visits to physicians, as well as an increase in contingent liabilities related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 as a result of the November, 29, 2022, Ontario Superior Court decision.

●

Education sector expense was $1.5 billion or 4.5 per cent above plan, primarily due to one-time Catch Up Payments in 2022–23 that provided direct funding to parents to help fill student learning gaps that emerged during the COVID-19 pandemic and contingent liabilities related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 as a result of the November, 29, 2022, Ontario Superior Court decision.

●

Postsecondary education sector expense was $0.8 billion or 7.4 per cent above plan, mainly due to higher-than-forecasted college spending from the complete re-opening of campuses after easing of public health restrictions and increased overall student enrolment. This also reflects lower-than-expected costs for provincial student financial assistance as a result of continued federal supports and lower-than-projected uptake of students receiving financial assistance.

●

Children’s and social services sector expense was $0.2 billion or 1.1 per cent below plan, primarily due to stronger labour market conditions that contributed to lower-than-expected demand for social assistance programs such as Ontario Works and the Ontario Disability Support Program.

●

Justice sector expense was $0.1 billion or 1 per cent above plan, primarily due to funding for the COVID-19 Vaccine Distribution Secretariat, payments made under the Crown Liability and Proceedings Act, 2019 and resources to support safe operations of correctional facilities. This also reflects decreases due to revised implementation timelines for the Public Safety Radio Network and decreased provincial funding requirements for Legal Aid Ontario due to increased funding from the Law Foundation of Ontario.

●	Other program expense was $0.6 billion or 1.6 per cent above plan, mainly due to the following factors:

●	$6.25 billion increase associated with liabilities and the recognition of contingent liabilities for Treaty rights and Aboriginal rights;

18	Financial Statement Discussion and Analysis, 2022–2023

●	$281 million increase due to strategic investments in industrial support and land development, including Ontario’s auto manufacturing sector;

●	$235 million increase due to addressing a portion of the City of Toronto’s 2022 operating deficit;

●	$67 million increase primarily due to the Contaminated Sites Liability adjustment based on environmental site assessments and rehabilitation projects;

●

$58 million increase due to higher uptake from the agricultural sector for demand-driven Business Risk Management programming, driven by various factors such as commodity prices and weather conditions;

●	$49 million increase due to temporary doubling of the Guaranteed Annual Income System payment for all recipients in 2023; and

●

This also reflects increases due to contingent liabilities related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 as a result of the November, 29, 2022, Ontario Superior Court decision.

●	The increase was partially offset by:

●

$4.6 billion decrease in the contingency funds that were used during the fiscal year to fund program expenses in various sectors to respond to emerging needs for health care, workers, infrastructure and businesses, and unforeseen events;

●	$943 million decrease in infrastructure programs primarily due to revised agreements and realignment to construction timelines for Broadband and Cellular Infrastructure Program and the ICIP;

●	$503 million decrease primarily due to less-than-forecasted cost to sustain the suite of electricity rate mitigation programs;

●	$492 million decrease primarily due to underspending in the ICIP — Public Transit stream — driven by changes in project funding profiles and timing for municipal transit projects;

●	$412 million decrease in Employee and Pensioner Benefits primarily due to accounting adjustments for actuarial valuations and updates to liabilities; and

●	$100 million decrease due to the Invest Ontario allocation being moved to future years.

Financial Statement Discussion and Analysis, 2022–2023	19

Expense trend

Chart 5 shows the recent trends in spending for major program areas.

●	Health sector expense increased from $61.9 billion in 2018–19 to $78.5 billion in 2022–23, or on average by 6.1 per cent per year. The increase includes:

●	Support for Ontario hospitals to expand capacity, increase access to high-quality care and support surgical recovery;

●	Additional funding for home and community care services to get more people connected to care in the comfort of their own home and community;

●	Investments to meet demand for health care services arising from population growth and increased utilization of drug programs and cancer care treatments;

●	Support for health human resources initiatives to stabilize the existing workforce and recruit and retain health care providers;

●	Additional funding to improve access to mental health and addiction services;

●	Investments to provide a permanent wage enhancement to personal support workers who deliver publicly funded support services in home and community care, long-term care and public hospitals;

20	Financial Statement Discussion and Analysis, 2022–2023

●	Investments to build new long-term care beds, increase the daily direct care for long-term care residents and improve quality of care; and

●

Time-limited investments to respond and manage the COVID-19 pandemic including funding to support hospitals, testing and vaccines as well as to prevent and contain the spread of COVID-19 in long-term care homes.

●	Education sector expense increased from $28.7 billion in 2018–19 to $34.5 billion in 2022–23, or on average by 4.7 per cent per year. The increase is mainly due to:

●	Implementing the Canada-wide Early Learning and Child Care system;

●	Modernizing the school curriculum and additional funding for reading and math programs; and

●	Providing funding to support enrolment growth and commitments consistent with labour agreements reached.

●

Postsecondary education sector expense increased from $11.2 billion in 2018–19 to $11.6 billion in 2022–23, or on average by 0.9 per cent per year. This increase is mainly due to higher college spending as a result of increased overall student enrolment. This also reflects the wind-down of time-limited federal infrastructure investments and changes in uptake of student financial assistance programs.

●	Children’s and social services sector expenses increased from $16.8 billion in 2018–19 to $18.1 billion in 2022–23, or on average by 1.9 per cent per year. This increase primarily reflects:

●

Higher social assistance funding to address demand and to increase the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities program by five per cent as of September 2022;

●	Increased investment to support client needs in the Ontario Autism Program and Developmental Services programs; and

●	COVID-19 supports such as enhanced cleaning and personal protective equipment.

●	Justice sector expense increased from $4.4 billion in 2018–19 to $5.4 billion in 2022–23, or on average by 5.4 per cent per year. The increase is primarily due to:

●	Investments in programs such as Next Generation 9-1-1, the Guns, Gangs and Violence Reduction Strategy, the Criminal Case Backlog Reduction Strategy and Ontario’s Anti-Human Trafficking Strategy; and

●	Funding for the COVID-19 Vaccine Distribution Secretariat and to support the safe operation of courts and correctional facilities during the COVID-19 pandemic.

Financial Statement Discussion and Analysis, 2022–2023	21

●	Other program expenses increased from $25.7 billion in 2018–19 to $38.2 billion in 2022–23, or on average by 10.4 per cent per year. The increase is primarily due to:

●	Increased investments under the suite of electricity price mitigation programs, which help to keep energy bills low and affordable for Ontarians;

●

Growth in amortization expense related to new transportation assets entering into service, increased investments in transit services and highway operations, and time-limited assistance to help municipalities as they recover from the COVID-19 pandemic;

●	Funding to support the Francophone community and businesses through the Francophone Community Grants program and the time-limited COVID-19 Relief Fund for Francophone non-profit organizations;

●	Infrastructure program investments such as the Ontario Community Infrastructure Fund, Broadband Cellular Infrastructure Program and ICIP;

●

Funding to support the hiring, training, retraining and upskilling of workers through the Skills Development Fund and the time-limited Ontario Jobs Training Tax Credit, as well as funding to provide paid sick days through the Ontario COVID-19 Worker Income Protection Benefit program;

●	Additional investments in housing and homelessness programs and investments to streamline development approvals and help municipalities achieve efficiencies; and

●	Recognition of settlements, liabilities and contingent liabilities related to Treaty rights, Aboriginal rights and land-related claims.

22	Financial Statement Discussion and Analysis, 2022–2023

Interest on Debt

Interest on debt expense decreased from $12.6 billion in 2021–22 to $12.4 billion in 2022–23 as a result of higher interest capitalization from consolidated entities, as well as an increase in interest income from rising interest rates from the broader public sector, which offset the increase in interest on debt from long-term borrowing.

Interest on debt expense was $1.2 billion below plan from the 2022 Budget in 2022–23, mainly as a result of a reduction in the borrowing program of approximately $9.3 billion and a lower-than-budgeted deficit for 2022–23, as well as higher-than-budgeted interest capitalization and interest income from rising interest rates.

Chart 6 shows that the ratio of interest on debt to total revenue has fallen for Ontario over the period between 2018–19 to 2022–23, from a high of 8.1 per cent in 2018–19 to the current level of 6.4 per cent. The decrease from 6.8 per cent in 2021–22 to 6.4 per cent in 2022–23 is due to the rate of increase in Ontario’s total revenues outpacing the rate of change in the interest on debt expense.

Financial Statement Discussion and Analysis, 2022–2023	23

COVID-19 analysis

2022–23 COVID-19 Expenses by Sector ($ Billions)	Table 4
	2022–23 Actual	2021–22 Actual	Change from 2021–12 Actual
Expense
Health sector	3.3	6.2	(2.8)
Education sector	0.9	1.1	(0.1)
Postsecondary education sector	0.0	0.1	(0.1)
Children’s and social services sector	0.0	0.3	(0.2)
Justice sector	0.1	0.3	(0.2)
Other programs	1.8	2.9	(1.1)
Total Expense	6.3	10.9	(4.6)
Note: Numbers may not add due to rounding.

Total COVID-19 spending in 2022–23 decreased by $4.6 billion from $10.9 billion in the previous fiscal year to $6.3 billion.

●

COVID-19 spending in the health sector decreased by $2.8 billion over the previous fiscal year, mainly due to lower COVID-19 hospital expenses, lower spending on time-limited COVID-19 initiatives, such as prevention and containment funding, and lower spending on COVID-19 vaccine administration and testing.

●

COVID-19 spending in the education sector decreased by $0.1 billion over the previous fiscal year, mainly due to the wind-down of prior year COVID-19 initiatives including support for Emergency Child Care in 2021–22.

●

COVID-19 spending in the postsecondary education sector decreased by $0.1 billion over the previous fiscal year mainly due to lower spending by colleges on goods and services required to support operations for meeting public health requirements related to COVID-19.

●

COVID-19 spending in the children’s and social services sector decreased by $0.2 billion over the previous fiscal year, mainly due to lower spending on time-limited COVID-19 programs. In addition, the temporary wage enhancement was made permanent for eligible personal support workers and direct support workers in the social services sector and is reflected in base expense starting in 2022–23.

●

COVID-19 spending in the justice sector decreased by $0.2 billion over the previous fiscal year, mainly due to lower spending on time-limited COVID-19 programs and services, including requirements to support safe operation of the courts and correctional facilities during the pandemic.

24	Financial Statement Discussion and Analysis, 2022–2023

●	COVID-19 spending in other programs decreased by $1.1 billion over the previous fiscal year, mainly due to the following reasons:

●

$484 million decrease mainly due to lower uptake of the Ontario COVID-19 Worker Income Protection Benefit program that reimbursed employers for COVID-19 paid leave days, winding down the time-limited Ontario Jobs Training Tax Credit at the end of 2022 which supported hiring, training, retraining and upskilling workers, as well as a shift of the Skills Development Fund to base funding to support post-pandemic economic recovery;

●	$314 million decrease primarily due to the winding down of COVID-19 funding in the Ontario Small Business Support Grant program;

●

$272 million decrease due to the winding down of COVID-19 time-limited supports such as the Ontario Business Costs Rebate program, Time of Use Off Peak Pricing COVID-19 Response and COVID-19 Business Supports; and

●	$176 million decrease in time-limited COVID-19 investments primarily for the Social Services Relief Fund and funding for Isolation Centres.

This also reflects:

●	Increase of $240 million primarily to support municipalities with COVID-19 related impacts on transit systems; and

●	The one-time investment of $235 million for the City of Toronto for a portion of its 2022 operating deficit.

Note: these totals are inclusive of federal support. Some federal funding received also supported increased spending for base programs, including in the health sector, to meet increased demand. See section below for more information.

Federal–provincial COVID-19 response programs

In 2022–23, Ontario continued to work in partnership with the federal government to secure federal investments to support the people of Ontario. In total, Ontario received $1.7 billion in COVID-19 time-limited operating and in-kind support in 2022–23 from the federal government down from $3.7 billion in 2021–22. The 2022–23 amount includes:

●	A one-time payment of $776 million in funding through the federal Budget Implementation Act, 2022, and amendments to the Federal–Provincial Fiscal Arrangements Act to support COVID-19 recovery;

●	$316 million in funding through the federal Budget Implementation Act, 2022 to support critical municipal services like transit and municipal shelters; and

●	Various supports for the education and health sectors, recognition of the value of personal protective equipment (PPE), and COVID-19 rapid antigen tests received in-kind from the federal government.

No new federal COVID-19 funding was committed beyond 2022–23.

Financial Statement Discussion and Analysis, 2022–2023	25

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 5
	2022–23 Actual	% of Total	2021–22 Restated Actual	% of Total	Variance Increase (Decrease)
Cash and cash equivalents	39.9	29.8%	34.2	26.2%	5.7
Investments	34.0	25.4%	27.1	20.8%	6.9
Derivative assets	4.6	3.4%	–	0.0%	4.6
Accounts receivable	12.3	9.2%	27.0	20.7%	(14.7)
Loans receivable	11.9	8.9%	11.8	9.0%	0.1
Other assets	1.3	1.0%	1.4	1.1%	(0.1)
Investment in Government Business Enterprises	30.0	22.4%	28.8	22.1%	1.2
Total Financial Assets	133.9	100.0%	130.4	100.0%	3.5
Note: Numbers may not add due to rounding.

Financial assets consist of items that include cash and cash equivalents and investments that are available to the government to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including investment in GBEs.

Total financial assets increased by $3.5 billion in 2022–23 over the prior fiscal year. The increase was attributable to (see Table 5):

●

Cash and cash equivalents were $5.7 billion higher mainly due to operating, investing, capital and financing activities that included pre-borrowing of $14.5 billion as well as building up adequate liquid reserves to fund large impending single-day maturities due in the next fiscal year;

●

Investments were $6.9 billion higher, mainly as a result of pre-borrowing activities and maturity payment management as well as an increase in investments by government organizations and BPS. Examples of investments include investments in Government of Canada Bonds and fixed-income securities, such as Guaranteed Investment Certificates;

●

In 2022–23, the Province recognized $4.6 billion of derivative assets on existing derivative contracts due to implementation of new Public Sector Accounting Standards on Financial Instruments (Section 3450) and Foreign Currency Translation (Section 2601); and

●	Investment in GBEs was $1.2 billion higher, mainly due to higher OPG net assets, as well as HOL and OCRC.

The increase in 2022–23 is partially offset by:

●

Decrease in accounts receivable of $14.7 billion, mainly due to a decrease in receivables relating to payments from the Government of Canada for programs and projects, and a decrease in tax receivables, transfer payments and other receivables.

26	Financial Statement Discussion and Analysis, 2022–2023

Chart 7 shows the recent trends in financial assets for the government.

The level of financial assets, including cash, accounts receivable and investments tends to be more variable since these assets year-over-year often reflect specific circumstances at the fiscal year-end such as pre-borrowing for the following period’s needs.

After a large increase in total net investments in GBEs in 2020–21, total investment in GBEs showed smaller increases in 2021–22 and 2022–23. The net increases were mainly due to the increases in net assets in GBEs, including investment earnings from the Ontario Nuclear Funds for nuclear waste management fund and decommissioning.

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets, which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the government and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges, Children’s Aid Societies, and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in Ontario’s statement of financial position as an investment in GBEs under financial assets.

Financial Statement Discussion and Analysis, 2022–2023	27

The reported net book value of Ontario’s tangible capital assets was $150.4 billion in 2022–23, increasing by $8.8 billion, or 6.2 per cent over the prior fiscal year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $69.3 billion in aggregate. The total on the balance sheet also includes assets under construction, some of which are being built using the public private partnership (P3) model, in which the private sector finances the assets during construction. The impacts of P3s on balance sheet liabilities are discussed in the Other Long-Term Financing section.

Growth in the net book value of capital assets has averaged 5.6 per cent annually over the period between 2018–19 and 2022–23. Most of the growth has been in new and rehabilitated buildings and transportation infrastructure including provincial highways and bridges, and the transit network owned by Metrolinx, an agency of the government.

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

28	Financial Statement Discussion and Analysis, 2022–2023

Infrastructure expenditures

Ontario’s infrastructure spending in 2022–23 was $19.2 billion (see Table 6). This includes $16.3 billion invested in assets owned by the government and its consolidated entities as discussed in the Tangible Capital Assets section, and $2.9 billion provided for capital investment to non-consolidated partners such as universities and municipalities as well as other infrastructure expenditures.

Total infrastructure spending in 2022–23 was $1.5 billion higher than the previous year, with increased expenditures across all sectors, excluding the health sector. Increased investments include public transit, schools, correctional and court facilities, broadband and repairs on existing provincial assets, partially offset by decreased spending in the health sector.

The total was lower than the $22.6 billion set out in the 2022 Budget, primarily driven by decreases due to deferred capital spending as a result of revised construction schedules in the transportation, health, education and other sectors. These decreases are partially offset by an increase in the postsecondary education sector due to higher-than-forecasted college capital investments.

Infrastructure expenditures, 2022–23 ($ Billions)				Table 6

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures	2022 Budget Total Infrastructure Expenditures

Transportation and transit	8.5	0.9	9.5	11.4

Health	2.8	0.3	3.1	3.2

Education	2.9	0.0	2.9	2.9

Postsecondary education	0.6	0.2	0.8	0.6

Other sectors[3]	1.4	1.6	3.0	4.4

Totals[4,5]	16.3	2.9	19.2	22.6

 [1]  Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.

 [2]  Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.

 [3]  Includes social and justice sectors, broadband infrastructure, government administration, natural resources, and the culture and tourism industries.

 [4]  Includes Other partner Funding which refers to third-party investments primarily in consolidated entities such as hospitals, colleges, school boards and Children’s Aid Societies.

 [5]  Includes Federal/Municipal contributions to provincial infrastructure investments.

 Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2022–2023	29

Liabilities

Ontario’s liabilities consist of debt and other financial obligations, including accounts payable and the estimated cost of future payments, including pensions and other employee future benefits liability. See Table 7.

Liabilities ($Billions)					Table 7

	2022–23 Actual	% of Total	2021–22 Restated Actual[1]	% of Total	Variance Increase (Decrease)

Accounts payable and accrued liabilities	46.3	8.7%	30.0	5.8%	16.3

Debt	421.8	78.9%	425.9	83.0%	(4.1)

Other long-term financing	17.6	3.3%	18.0	3.5%	(0.4)

Deferred revenue and capital contributions	17.9	3.4%	16.5	3.2%	1.4

Pensions and other employee future benefits liability	14.1	2.6%	14.4	2.8%	(0.3)

Derivative liabilities[2]	7.7	1.4%	–	0.0%	7.7

Other liabilities	8.9	1.7%	8.5	1.7%	0.4

Total Liabilities	534.3	100.0%	513.3	100.0%	21.0

 [1] Actual results for 2021–22 are restated to reflect consolidation of Pension Benefits Guarantee Fund into Financial Services Regulatory Authority of Ontario (FSRA), as well as implementation of PS 3280 Asset Retirement Obligations (ARO). Prior year comparatives have been reclassified to be reflected on the same basis as that used to report the actual current year expenses. See Note 17 to the Consolidated Financial Statements.

 [2] In 2022–23, the Province recognized derivative liabilities on existing derivative contracts due to implementation of new Public Sector Accounting Standards on Financial Instruments (Section 3450) and Foreign Currency Translation (Section 2601)

 Note: Numbers may not add due to rounding.

Debt

Debt makes up the largest share of liabilities. From 2021–22 to 2022–23, debt decreased by $4.1 billion to $421.8 billion at fiscal year-end, primarily due to an increase in the Province’s holdings of its own bonds and treasury bills offset by investments in infrastructure as well as operating cash requirements and a presentation change due to new accounting standards.

Table 8 summarizes the government’s financing in 2022–23.

Use of financing by Ontario, 2022–23 ($ Billions)	Table 8

Operating deficit and other transactions[1]	(32.7)

Investment in capital assets owned by the government and its consolidated organizations, including hospitals, school boards, colleges and Children’s Aid Societies[2]	15.3

Increase in the government’s cash and investments funded by cash holdings[3]	12.6

(4.8)

Decrease in other long-term financing, Tangible Capital Assets financed by Public Private Partnership (P3)[4]	0.8

Settlement of financing	(4.0)

 [1] Increase in cash from a net increase of $38.6 billion in changes to assets and liabilities net of the government’s operating deficit of $5.9 billion. See the Consolidated Statement of Cash Flow.

 [2]  New Tangible Capital Asset (TCA) investments of $15.7 billion less proceeds of $0.4 billion from the sale of tangible capital assets.

 [3]  Increase in cash reserve of $5.7 billion and cash used to fund investment purchases in excess of retirements of $6.9 billion.

 [4]  Including net decrease in financing of capital projects through Public Private Partnership (P3). See Note 4 to the Consolidated Financial Statements.

  Note: Numbers may not add due to rounding.

30	Financial Statement Discussion and Analysis, 2022–2023

The government completed an annual borrowing program of $32.2 billion in 2022–23, compared to the $41.1 billion borrowed in 2021–22.

Other long-term financing

This category includes obligations to finance construction of public assets including those procured through the P3 model and total debt of BPS. All assets that are owned by the Ontario government and its consolidated entities, and the associated financing liabilities, are reflected on Ontario’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, see the Tangible Capital Assets section.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues, derivative liabilities, and other liabilities.

Chart 9 shows the recent trends in liabilities for Ontario. This trend over the period between 2018–19 and 2022–23 shows public debt rising, mainly to fund capital investments and the annual deficits. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at the fiscal year-end such as accrued liabilities for goods and services.

Financial Statement Discussion and Analysis, 2022–2023	31

Risks and risk management

Ontario’s financial results and financial reporting are subject to various risks and uncertainties over which the Provincial government may have limited or no control.

A majority of Ontario’s taxation revenue is administered and collected by the federal government through various tax collection agreements. Actual tax assessments from the Canada Revenue Agency for the current tax year and prior years are provided to the Ontario Ministry of Finance well after the tax year has ended. In the absence of actual tax data from the Federal government, the Ministry of Finance uses economic driven models to produce the forecasts for federally administered taxes. Ontario manages risks to the revenue forecast by consulting with private-sector economists to inform the government’s planning assumptions. For prudent fiscal planning, the Ontario Ministry of Finance’s GDP growth projections are typically set slightly below the average private-sector forecast. Ontario’s revenues rely heavily on the level and pace of economic activity in the province.

The ongoing monitoring of revenues allows the government to assess potential risks to its finances. Collaboration with the Canada Revenue Agency, which administers approximately 78 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario continues to explore ways to enhance its tax revenue forecasting and monitoring.

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue compared to larger revenue sources such as tax revenue — the risks they present are relatively less material to the fiscal plan. In addition, these risks are difficult to predict and quantify; for example, federal transfers are subject to federal policy changes while GBE net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement of uncertainty.

Additionally, with the current pace of change and the interdependent nature of the external and emerging risk environment, Ontario, along with governments worldwide, needs to consider potential threats and opportunities as it sets priorities and works toward meeting the needs of the people of Ontario. Areas like cybersecurity, infrastructure, sustainability, supply chain challenges and the changing workforce create a dynamic environment that introduces risks to government and requires targeted responses and mitigation to support the government’s ability to achieve its priorities.

To address these challenges, critical investments and additional expenditures enabled the provision of services and the delivery of programs that the people of Ontario depend on. This included the development of responsive policies and enhancements to existing programs across areas such as the health, education, and justice sectors, as well as a continued focus on modernizing government services to support economic development, enable digital transformation, and address key infrastructure needs.

32	Financial Statement Discussion and Analysis, 2022–2023

Other risk management tools the government utilized include contingency funds to address risks that materialized. In the 2022 Budget, the government committed a total of $4.6 billion ($4.3 billion for operating and $0.2 billion for capital) for the standard contingency fund. Funds from the standard contingency fund were used to support initiatives such as:

●	Liabilities and the recognition of contingent liabilities for Treaty rights and Aboriginal rights;

●	Investments to help long-term care homes prevent and contain the spread of COVID-19, including increased staffing supports;

●	Additional funding to Emergency Management Ontario to manage emergency declarations for municipalities and First Nations; and

●	The Ontario COVID-19 Worker Income Protection Benefit to reimburse eligible employers for infectious disease emergency leave paid to employees.

As part of the Ontario government’s effort to combat COVID-19 and support the recovery of the province, the government also made available time-limited funding and extraordinary contingencies through the Time-Limited COVID-19 Fund. As of the 2022 Budget, the Time-Limited COVID-19 Fund ($2.8 billion) has been fully allocated for the 2022–23 fiscal year.

Funds from the Time-Limited COVID-19 Fund were used for investments such as:

●	Supporting municipal transit systems as they recover from the COVID-19 pandemic;

●	Investments to help long-term care homes prevent and contain the spread of COVID-19;

●	Additional funding for the COVID-19 vaccination program;

●	Funding to support the public health sector as well as investments to enhance COVID-19 monitoring and case and contact management and the continuation of Infection Prevention and Control Hubs; and

●	Help for students to recover from the disruptions of COVID-19 through supports for learning.

As required under the Fiscal Sustainability, Transparency and Accountability Act, 2019, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the government’s fiscal performance. The 2022 Budget included a $1.0 billion reserve for 2022–23. Excluding this reserve, the projected deficit for 2022–23 in the 2022 Budget was $18.9 billion.

Provisions for losses that are likely to occur as a result of contingent liabilities, such as ongoing litigation and land claims, and that can be reasonably estimated are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the government’s risk management strategies which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Financial Statement Discussion and Analysis, 2022–2023	33

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board (PSAB) can have an impact on Ontario’s budgets, estimates and actual results. While changes in Canadian GAAP had no material impacts in the current fiscal year, the Office of the Comptroller General, Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

34	Financial Statement Discussion and Analysis, 2022–2023

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position will be used to assess Ontario’s financial position. The levels and trends of these measures indicate the impacts of economic and other events on the Ontario government’s finances. The ratio and level of each over the past five fiscal years are outlined in Table 9.

Key Financial Ratios						Table 9
For the fiscal year ended March 31
		2018–19	2019–20	2020–21	2021–22	2022–23
Sustainability	Net Debt-to-GDP (%)	39.4%	39.6%	43.1%	40.0%	38.3%
	Net Debt to Total Revenue (%)	220.2%	226.4%	226.5%	206.8%	207.6%
	Net Debt per Capita ($)	$23,657	$24,293	$25,368	$25,852	$26,506
Flexibility	Interest on Debt to Total Revenue (%)	8.1%	8.0%	7.5%	6.8%	6.4%
	Own-Source Revenue to GDP (%)	15.0%	14.6%	15.1%	16.2%	15.5%
Vulnerability	Federal Transfers to Total Revenue (%)	16.3%	16.3%	20.6%	16.5%	16.2%
	Foreign Currency Debt to Total Debt (%)	17.1%	16.1%	15.8%	16.1%	14.0%
	Unhedged Foreign Currency Debt (%)	0.2%	0.2%	0.1%	0.1%	0.1%

Notes:

1) Beginning in 2019–20, Ontario is presenting public debt less of any investments in its own bonds and treasury bills.

2) The forecasts of net debt and related ratios in the annual Budget are based on a calculation that includes the reserve.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2022, released by the Ontario Ministry of Finance. Population estimates are from Statistics Canada.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of Ontario’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP generally indicates higher sustainability.

The government’s net debt-to-GDP ratio was 38.3 per cent at the end of fiscal year 2022–23, lower than the 41.4 per cent forecast in the 2022 Budget. As shown in Table 9, this ratio has decreased by 1.7 percentage points over the prior year, largely due to the rate of increase in Ontario’s GDP outpacing the rate of increase in the net debt. The ratio of net debt to total revenue is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt-to-revenue ratio generally indicates higher sustainability. This ratio was 207.6 per cent at the end of fiscal year 2022–23, lower than the 238.4 per cent forecast in the 2022 Budget. The ratio increased by 0.8 percentage points from the prior year primarily due to revenues rising slower than net debt.

Financial Statement Discussion and Analysis, 2022–2023	35

Measures of flexibility

The ratio of Interest on Debt to Total Revenue shows the share of provincial revenue that is being used to pay interest expense on debt and therefore is not available for programs. A lower ratio generally indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 8.1 per cent in 2018–19 to the current level of 6.4 per cent. Despite upward movements in interest rates from the previous year, the government’s strategy of extending duration terms of its borrowing program and locking in interest rates that continued to be historically low, for a longer period, has also contributed to lower interest costs. This strategy has extended the weighted-average term to maturity of provincially issued debt from approximately 8 years in 2009–10 to approximately 15 years in 2022–23.

Own-source revenue as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden may make a jurisdiction less competitive, therefore increases in this ratio may reduce future revenue flexibility. During 2020–21 and 2021–22, financial support from all levels of government was provided to people and businesses in response to COVID-19, which contributed to growth in Personal and Corporate Income Tax revenues. As this support did not directly increase GDP, it led to an increase in the ratio.

Measures of vulnerability

Transfers from the federal government as a percentage of total revenue is an indicator of the degree to which Ontario relies on the federal government for revenue. A higher ratio may imply that a provincial government is more reliant on federal transfers. Provinces may have limited control over the value of these transfers, and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers (including direct transfers to the BPS) is 16.2 per cent in 2022–23, close to the same level as 2018–19.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor and funding base. It also ensures that the government will continue to have adequate access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to foreign currencies through the use of financial instruments. Effective hedging has allowed the government to consistently limit its exposure to foreign currency fluctuations to 0.2 per cent of debt issued for provincial purposes in 2018–19, declining to 0.1 per cent in 2020–21 and remaining unchanged in 2022–23.

36	Financial Statement Discussion and Analysis, 2022–2023

Fiscal Management

Use of taxpayer dollars

To support long-term economic growth and sustainable public finances, the government remains committed to ensuring taxpayer dollars are managed appropriately. In this regard, the government continuously reviews programs for opportunities to modernize, improve outcomes, and become fiscally sustainable and efficient. This process has resulted in new and improved programs through service modernization, increased efficiencies and oversight, revised policies and reduced red tape.

The Audit and Accountability Committee (AAC) plays an important role in supporting the government’s efforts to ensure the effectiveness and efficiency of operations, and sound stewardship of public funds through effective risk management, governance and internal control practices. The AAC supports enhanced governance by providing input and direction to ensure internal audit services continue to align with emerging risks and government priorities, based on independent strategic advice provided by the Ontario Internal Audit Committee (OIAC), an advisory audit committee of the AAC.

Financial Statement Discussion and Analysis, 2022–2023	37

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of Ontario government spending and the related activities in these sectors.

Health sector

The government acts as a steward of the health sector, providing overall direction and leadership for the system. Throughout 2022–23, the primary focus has been to build a stronger, stable and modernized health system that provides more connected and convenient care for patients. The government also took decisive actions to manage COVID-19, leading the successful vaccination rollout across the province. It continues to support modernization and innovation in the health sector to better meet the needs of people in Ontario.

Results reported in 2022–23 include:

●

Launching Your Health: A Plan for Connected and Convenient Care in February 2023 to deliver connected and convenient care through three pillars: The Right Care in the Right Place, Faster Access to Care and Hiring More Health Care Workers.

●

Introducing the second phase of the Plan to Stay Open in August 2022 to support providing the best care possible to patients and ensure the resources and supports were in place to keep the province and economy open.

●	Introducing new legislation, Your Health Act, 2023, to enable pharmacists to prescribe medications for 13 common ailments to patients across Ontario.

●

Launching Health811 (previously known as Health Connect Ontario), a new tool that lets the people of Ontario call or chat online with a registered nurse and find the health care services and information they need all in one, easy-to-use website.

●	Expanding hospital capacity by supporting the continuation of over 3,500 acute, post-acute and critical care beds to increase access to high-quality care and support surgical recovery.

●	Improving access to diagnostic imaging services while reducing wait times by supporting the addition of 27 new magnetic resonance imaging (MRI) machines in hospitals across Ontario.

●

Investing $1.0 billion more over three years to stabilize and further expand home care. This will benefit the nearly 700,000 families who rely on home care annually, by helping them avoid unnecessary hospital visits and long-term care home admissions and shortening hospital stays.

●	Providing a permanent wage enhancement to 158,000 publicly funded personal support workers and direct support workers to bolster Ontario’s health care workforce.

●	Making it easier and quicker for foreign-credentialled health care workers to begin practicing in Ontario and making additional investments to expand enrolment in nursing programs.

38	Financial Statement Discussion and Analysis, 2022–2023

●	Expanding the Learn and Stay program to include paramedic and medical laboratory technologists in priority communities.

●	Adding three new Ontario Health Teams in Northern Ontario to provide connected and more convenient care, bringing the total number of Ontario Health Teams to 54.

●	Continuing to support the province’s high vaccination rates through booster doses as well as ensuring the availability of antivirals to reduce the impact of COVID-19.

●

Expanding the “One Stop Talk” virtual counselling program to connect children, youth and their families with more convenient and timely ways to access mental health counselling no matter where they live.

Education sector

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, ensuring that young people develop in-demand skills that can be applied to the labour market for good, high-paying jobs. The government is committed to ensuring Ontario continues to have a leading education system, both in English and French, that focuses on important, life-long skills like reading, writing and math.

Results reported in 2022–23 include:

●	Improving childcare. As of April 1, 2022, there were 472,997 licensed child care spaces for children 0-12 years of age, a 1.8 per cent increase over the previous year.

●	Supporting students’ return to a normal classroom experience following pandemic disruptions by:

●

Announcing the Plan to Catch-Up in July 2022 for the 2022–23 school year, which included getting students back in classrooms in September 2022, new tutoring supports to fill gaps in learning, preparing students for the jobs of tomorrow, providing more money to build schools and improve education, and providing necessary mental health supports; and

●	Announcing the next steps to the Plan to Catch Up in October 2022 with a special focus on catching up in math, reading and writing.

●	Continuing to modernize curriculum to ensure students have foundational and transferrable skills that prepare them for work and life. This includes:

●	Revising the Grade 6 Social Studies curriculum to strengthen Holocaust education for September 2023.

●	Offering newly developed online learning courses to support secondary school students with meeting the online learning graduation requirement.

Financial Statement Discussion and Analysis, 2022–2023	39

●

Expanding the Dual Credit program to allow more eligible students to take apprenticeship and technological education courses that count towards their Ontario Secondary School Diploma and a college credential or Certificate of Apprenticeship.

●

Announcing revisions to the curriculum in Computer Studies for September 2023 and Technological Education for September 2024, to strengthen STEM education and better prepare students for jobs in science and technology.

●

Announcing the introduction of a new Ontario Secondary School Diploma graduation requirement for students to earn a Grade 9 or 10 Technological Education credit, starting with students entering Grade 9 in September 2024.

●

Continuing to work with Indigenous partners on revisions to the Grades 1-3 Social Studies Curriculum for September 2023 to include more learning on First Nations, Métis and Inuit histories, perspectives and contributions.

Postsecondary education sector

Ontario’s postsecondary education system prepares students and job seekers with the high-quality education, skills and opportunities needed to get good jobs and provides Ontario’s employers with the skilled workforce and talent they need to thrive and prosper.

Results reported in 2022–23 include:

●	Providing financial assistance through the Ontario Student Assistance Program to more than 410,000 full-time students in the 2022–23 fiscal year.

●	Increasing postsecondary education attainment rate in 2022–23 to 74 per cent — up from 73 per cent in 2021–22.

●	Supporting the training of more doctors with an expansion of 260 undergraduate seats and 449 postgraduate positions in medical schools over the next five years.

●	Training more nurses by creating 3,000 additional enrolment spaces for Practical Nursing and Bachelor of Science in Nursing students starting in fall 2023.

●

Helping Ontario researchers and companies maximize the value of their intellectual property and compete in global markets through Intellectual Property Ontario, a new board-governed agency to provide services and build capacity for intellectual property expertise in Ontario.

●

Supporting ground-breaking work at ten leading research institutes/organizations across the province and supporting 163 research projects at colleges, universities and research hospitals through the Ontario Research Fund and Early Researcher Awards.

40	Financial Statement Discussion and Analysis, 2022–2023

Children’s and social services sector

The Ministry of Children, Community and Social Services funds and delivers programs and services that promote thriving and inclusive communities, help the people of Ontario build independence and improve their quality of life.

Results reported in 2022–23 include:

●	Implementing the first full year of Ontario Autism Program (OAP) services and supports, including urgent response services and AccessOAP, the independent intake organization for the OAP.

●

Increasing Ontario Disability Support Program (ODSP) income support rates and the maximum monthly amount for the Assistance for Children with Severe Disabilities program by five per cent, with both being tied to inflation going forward.

●	Increasing the earnings exemption for people with disabilities on ODSP who are able to work by 400 per cent.

●

Continuing to implement Pathways to Safety: Ontario’s Strategy in Response to the Final Report of the National Inquiry into Missing and Murdered Indigenous Women and Girls — a comprehensive plan of violence prevention initiatives developed in partnership with the Indigenous Women’s Advisory Council and 12 partner ministries.

●	Extending the mandate of the Indigenous Women’s Advisory Council to March 2025 to support Indigenous voices in program and policy developments.

●

Continuing the reform of Ontario’s child welfare system to focus on services that prioritize safety and early intervention, are high-quality and culturally appropriate, and are responsive to the needs of children, youth and families.

●

Investing in Indigenous-led child welfare programs that improve the health and well-being of Indigenous children, youth, families and communities and funding culturally relevant mental health and wellness services for Indigenous youth at risk of, or in conflict with the law.

●	Investing in community-based agencies across the province, including:

●

Services and supports to women and their children who have experienced violence, or are at risk of experiencing violence, including gender-based domestic violence; Victim services to support victims of crime and create safer communities.

●	Anti-human trafficking community supports to protect and prevent at-risk individuals from being exploited; and

●

The Investing in Women’s Futures program to deliver services to prevent gender-based violence, promote healing and wellness and assist women in gaining the skills they need to become economically self-sufficient and secure.

Financial Statement Discussion and Analysis, 2022–2023	41

Justice sector

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, provision of legal services and supports to victims and vulnerable persons, as well as administering the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2022–23 include:

●	Continuing the largest transformation of the justice sector in Ontario’s history to bring more services online and to where the people of Ontario live. This included:

●

Completion of an additional 50 installations, as well as 34 satellite units, to support virtual court proceedings in 18 First Nation fly-in communities in Northern Ontario. This ensures that video and audio court hearings are available in every region, including more rural, northern, and Indigenous communities;

●	Launched a new jury notification system that sends jurors and potential jurors text messages and emails about important updates such as court cancellations, date, time and location changes; and

●	Laid the groundwork for implementation of the Courts Digital Transformation initiative, which will allow court users to digitally access court information from anywhere.

●

Supporting the Next Generation 9-1-1 initiative to create a safer, faster and more informed emergency response system, allowing the public to communicate through real-time-text to 9-1-1 and emergency operators and dispatchers to identify the location of a call using GPS coordinates.

●	Investing in Automated License Plate Recognition technology to capture vehicles of interest such as those involved in Amber Alerts, drivers with suspended licenses and stolen vehicles.

●

Completing the new Ontario Court of Justice — Toronto, a fully accessible, state-of-the-art courthouse with specialty courts, such as those for drug treatment, Indigenous justice, youth and mental health.

●

Launching Ontario’s regulated iGaming market, expanding the market to more than 40 operators across 70 gaming websites and generating $35.6 billion in total wagers and $1.4 billion in total gaming revenue.

●

Recruiting and retaining critical frontline corrections staff in the North through the Northern Attraction Incentive Program, supporting the recruitment of 129 new employees and relocation of 52 employees to northern institutions and probation and parole offices.

●

Opening the Kenora Justice Centre in collaboration with Indigenous leaders, the Ontario Court of Justice and community partners. The Centre holds individuals accountable for their offences, while providing culturally appropriate wrap-around programs delivered by specialized teams, including Indigenous-led organizations.

42	Financial Statement Discussion and Analysis, 2022–2023

●

Building a better-connected justice system through Ontario’s eIntake digital platform to expedite the process for law enforcement officers to file criminal charges electronically; streamline information sharing amongst police, other enforcement agencies and courts in real time; and enter decisions, sign documents and request information online.

●	Fighting cybercrime, including online hate crimes, human trafficking and fraud, by investing in education campaigns and community resources.

Condition and capacity of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach. This includes a focus on asset management to ensure the delivery of high-quality public services, while efficiently managing the costs.

●

The Province compiled its first infrastructure asset inventory in 2016 as a key step in managing provincial assets more effectively. The infrastructure asset inventory is now updated annually and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets, including buildings and Ontario’s entire road and bridge network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain BPS organizations) by the Ontario government, as well as some other assets that are funded in part, but not owned or consolidated, by the government.

●

The Province uses the infrastructure asset inventory to track, monitor and report on the physical condition of assets. For example, the infrastructure asset inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

●

Ontario has expanded its infrastructure asset data to include other relevant data and analysis, such as the current and projected capacity and utilization of assets. This integrated data provides a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

Financial Statement Discussion and Analysis, 2022–2023	43

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in its financial reporting. Throughout the fiscal year, the government provides regular updates on Ontario’s finances. The Annual Report and Consolidated Financial Statements, along with supplementary information, are central to demonstrating the government’s transparency and accountability in reporting its financial activities and its position at the end of the fiscal year.

Recent developments in public sector accounting standards

The Ontario government’s financial reports are prepared in accordance with the accounting standards for governments set by the Public Sector Accounting Board (PSAB) and contained in the Chartered Professional Accountants of Canada (CPA Canada) Public Sector Accounting Handbook.

Asset Retirement Obligations

In August 2018, PSAB issued a standard, Section PS 3280, Asset Retirement Obligations effective for fiscal years beginning on or after April 1, 2022. Asset retirement obligations are liabilities when a legal obligation exists to incur retirement costs in relation to a tangible capital asset. Effective April 1, 2022, the Province adopted Section PS 3280 using the modified retroactive method with restatement of 2021–22 figures. The significant accounting policy disclosures are included in Note 1(e) and Note 7.

Financial Statement Presentation

Effective April 1, 2022, the Province adopted Public Accounting Standard PS 1201, Financial Statement Presentation. As a result of adoption of Section PS 1201, a new statement of remeasurement gains and losses was presented for the year ended March 31, 2023. This statement presents remeasurement gains and losses arising from portfolio investments, derivative financial instruments, foreign currency transactions, other comprehensive income from GBEs, and Ontario Nuclear Funds.

Financial Instruments

Effective April 1, 2022, the Province adopted Public Accounting Standards Section PS 3450, Financial Instruments. In accordance with the transitional provisions, the standards were adopted prospectively from the date of adoption and comparative figures were not restated.

As described in Note 1 to the Consolidated Financial Statements, future changes in both public-sector and private-sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in Ontario’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include concepts underlying financial performance, employee benefits, government not-for-profit strategy and annual improvements projects.

44	Financial Statement Discussion and Analysis, 2022–2023

The C.D. Howe Institute Fiscal Accountability Report

Annually, the C.D. Howe Institute issues its commentary on the fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness and reliability of these government financial reports, including the Public Accounts. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

The last report was released in September 2022. In the report, for the third consecutive year, Ontario had maintained its grade.

At the time of the Auditor General opinion date for the 2022–23 Public Accounts, the 2022 Fiscal Accountability Report covering the Public Accounts of Ontario 2021–2022 had not been issued.

Financial Statement Discussion and Analysis, 2022–2023	45

46	Financial Statement Discussion and Analysis, 2022–2023

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2022–2023	47

48	Consolidated Financial Statements, 2022–2023

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2023, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Operating Deficit, Remeasurement Gains and Losses and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2023, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated operating deficit, the consolidated remeasurement gains and losses and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key Audit Matters

Key audit matters are those matters that, in my professional judgment, were of most significance in my audit of the Consolidated Financial Statements of the Province of Ontario for the year ended March 31, 2023.

These matters were addressed in the context of my audit of the Consolidated Financial Statements as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

The Key Audit Matters are as follows:

Consolidated Financial Statements, 2022–2023	49

Key Audit Matter	Audit Work to Address

Personal Income Tax

Personal Income Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Personal Income Tax is the Province of Ontario’s largest revenue stream, providing approximately $44.2 billion (2022 –$46.8 billion) in revenue in 2022-23. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to personal income tax revenues. Personal Income Tax revenue in a fiscal year is derived from the Ministry of Finance’s estimates of personal income taxes from two calendar years. For the fiscal year ended March 31, 2023, the Province of Ontario records nine months of revenue from the calendar year 2022 and the first three months of revenue from calendar year 2023. However, tax assessments for the 2022 calendar year will not be finalized until December 2023, and 2023 tax assessments will not be finalized until December 2024. As a result, precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ministry of Finance estimates these revenues based on the best information available.

Audit work to address this key audit matter included:

●   assessing the appropriateness of the method used to make the estimates;

●   performing a retrospective review to assess the accuracy of prior year estimates;

●   testing the completeness and accuracy of underlying data and management’s calculations;

●   evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

●   engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s personal income tax estimation model.

Corporations Tax

Corporations Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Corporations Tax is a large revenue stream, providing approximately $27.8 billion (2022 –$25.2 billion) in revenue in 2022-23. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to Corporations Tax revenue. Corporations Tax revenue is based on tax returns assessed by the Canada Revenue Agency (CRA) up to June 30, 2023 and includes estimates of corporate income tax from two calendar years. For the fiscal year ended March 31, 2023, the Province of Ontario records nine months of revenue from the calendar year 2022 and the first three months of revenue from calendar year 2023. Corporations’ tax assessments for the 2022 calendar year will not be finalized until December 2023, and the 2023 tax assessments will not be available until December 2024. This means precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ontario Ministry of Finance estimates these revenues based on the best available information.

Audit work to address this key audit matter included:

●   assessing the appropriateness of the method used to determine the Corporations Tax estimate;

●   performing a retroactive review to assess the accuracy of prior year estimates;

●   testing the completeness and accuracy of underlying data and management’s calculations;

●   developing a range estimate to compare to the Ministry of Finance’s estimate;

●   evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

●   engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s corporations tax model.

50	Consolidated Financial Statements, 2022–2023

Pension and Other Employee Future Benefits

The Province of Ontario sponsors several pension plans, both as sole and joint sponsor. In addition, the Province reports in its Consolidated Financial Statements pension benefits for employees in the hospital and colleges sectors. The estimated plan assets and accrued benefit obligations of these plans exceed $14.1 billion (2022 – $14.4 billion). Information related to Pension and Other Employee Future Benefits are disclosed in notes 1d (Measurement Uncertainty) and 6 (Pensions and Other Employee Future Benefits).

The Province of Ontario relies on third-party actuarial specialists to estimate the accrued benefit obligation and other information for financial statement note disclosures. These calculations rely on management’s best estimate for significant economic and demographic assumptions.

Plan assets are valued at market-related value for funded plans. Market-related value is based on the fair value of plan assets reported in the pension plans’ financial statements over the last five years. Where observable market data is not available for investments, fair value estimates requiring significant management judgment are used.

Audit work to address this key audit matter included:

●   assessing pension plan auditors’ work over the reliability of the market-related value of plan assets used in the estimates, as well as their work over the plan member data provided by management to an actuarial expert for preparing the estimate of pension obligations;

●   assessing the qualifications of management’s actuarial experts;

●   obtaining an understanding of the assumptions and methods used by these experts in determining the accrued benefit obligation for pension benefits and the appropriateness of the assumptions and methods used and testing the underlying employee data used in the valuation of the accrued benefit obligation; and

●   working with an independent actuarial expert to assess management’s significant economic and demographic assumptions.

Contaminated Sites Liabilities

 Activities in the natural resources sector may

lead to contamination of sites that exceeds environmental standards. When the Province has either taken over responsibility for remediation for sites or is directly responsible for sites, an estimate of the expected costs is prepared and recorded as liabilities on the consolidated statement of financial position. As at March 31, 2023, this remediation liability is estimated to be $1.9 billion (2022 – $1.8 billion).

The nature of the liability and the challenges around its estimation are discussed in notes 1d (Measurement Uncertainty), 7 (Other Liabilities) and 11a (Contingent Liabilities).

The estimate for contaminated sites liabilities is complex and includes several inputs and assumptions and, as such, has been identified as a key audit matter.

Audit work to address this key audit matter included:

●   testing the completeness and accuracy of the Province’s contaminated sites inventory along with supporting information;

●   developing a range of estimates to assess the reasonability of key assumptions supporting the estimate; and

●   engaging an independent specialist with expertise in environmental contamination remediation to assess the reasonableness of the Province’s estimation methods.

Consolidated Financial Statements, 2022–2023	51

Asset Retirement Obligations

The estimate for asset retirement obligations is complex and includes several inputs and assumptions and, as such, has been identified as a key audit matter.

The Public Sector Accounting Board introduced a new accounting standard, PS 3280, Asset Retirement Obligations, that provides guidance on reporting of liabilities arising from legal obligations associated with the retirement of tangible capital assets. This standard became effective for the Province on April 1, 2022. The Province has legal obligations to retire certain tangible capital assets. As at March 31, 2023, this liability is estimated to be $4.1 billion (2022 – $3.8 billion). The Province adopted the standard using the modified retroactive method with restatement of 2021-22 balances as shown in note 17 (Accounting Changes and Reclassifications).

The nature of the liability and the challenges around its estimation are discussed in notes 1d (Measurement Uncertainty), 1f (Changes in Accounting Policy by Adopting New Standards), and 7 (Other Liabilities).

Audit work to address this key audit matter included:

●   assessing the completeness and accuracy of tangible capital assets with legal obligations for asset retirement;

●   evaluating the appropriateness of valuation methods used to estimate the obligations;

●   verifying the completeness and accuracy of the information considered in the estimation process;

●   testing the accuracy of management’s calculations by developing a range of estimates to assess the reasonability of key assumptions supporting the estimates; and

●   engaging an independent environmental specialist with expertise in asset retirement obligations.

Contingent Liabilities Associated with the Court Decision Related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019

The estimates for the contingent liabilities associated with the court decision related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 are complex and include several inputs and assumptions and, as such, have been identified as a key audit matter. As at March 31, 2023, this liability is estimated to be $2.5 billion.

The nature of the liabilities and the challenges around its estimation are discussed in notes 1d (Measurement Uncertainty), and 11a (Contingent Liabilities).

Audit work to address this key audit matter included:

●   reviewing legal claims assessments;

●   evaluating management’s calculations and assumptions for estimating the liabilities;

●   assessing the completeness of the liabilities and the underlying data; and

●   evaluating a sample of agreements and memoranda of understanding supporting the measurement of the liability.

iGaming Ontario

 iGaming Ontario’s launch of the regulated Internet gaming market in Ontario was a significant event during the year and, as such, has been identified as a key audit matter.

The Province has consolidated iGaming Ontario as a government business enterprise as described in Schedule 9 (Government Business Enterprises). Additional details about iGaming Ontario are discussed in note 11a (Contingent Liabilities).

Audit work to address this key audit matter included:

●   assessing the completeness and accuracy of the single line consolidation;

●   performing tests to verify that gross gaming revenue agrees to audited revenues reported and remitted by iGaming Ontario operators;

●   reviewing legal claims assessments;

●   evaluating management’s calculations and assumptions for estimating the liabilities;

●   assessing the completeness of the liabilities; and

●   performing substantive procedures.

52	Consolidated Financial Statements, 2022–2023

Financial Instruments and Foreign Currency Translation

 The Province adopted new accounting standards for financial instruments and foreign currency translation in PS 1201, Financial Statement Presentation, PS 2601, Foreign Currency Translation and PS 3450, Financial Instruments. These standards are implemented on a prospective basis as of April 1, 2022.

The adoption of the standards resulted in the addition of derivative assets and liabilities, recognized at fair value. Previously, derivative transactions were only recorded upon settlement. In addition, portfolio investments managed on a fair value basis are recognized at fair value. Previously, these investments were recorded at cost. Unrealized foreign currency gains and losses and unrealized gains and losses on investments and derivatives are recorded in the new consolidated statement of remeasurement gains and losses. Previously, these transactions were recorded in the consolidated statement of operations or in the notes to the consolidated financial statement for items such as the notional and fair value of derivatives. The Province is recognizing debt at amortized cost and uses the effective interest method, which requires the Province to recognize unamortized discounts, premiums and transaction costs as part of the amortized cost. Previously, the Province recognized debt at amortized cost and used the straight-line method to record interest. Finally, additional quantitative and qualitative information is disclosed in note 3 (Derivatives and Risk Management) to the consolidated financial statements about the nature and extent of risks associated with portfolio investments, loans, debt and derivatives.

The disclosures for financial instruments and foreign currency translation are discussed in notes 1f (Change in Accounting Policy by Adopting New Standards),

2 (Debt), 3 (Derivatives and Risk Management),

8 (Investments), Schedule 5 (Accounts Payable and Accrued Liabilities) and Schedule 6 (Accounts Receivable).

Audit work to address this key audit matter included:

●   examining the opening and closing balances for the consolidated remeasurement gains and losses and the calculation of unrealized gains and losses on translation of foreign debt, valuation of derivatives and portfolio investments;

●   evaluating the Province’s processes for valuing and disclosing derivatives and embedded derivatives on the consolidated statement of financial position;

●   verifying the existence, completeness and accuracy of derivative contracts and debt issuances;

●   evaluating and assessing inputs used in valuation calculations, assessing discount rates and counterparty balances;

●   reviewing the appropriateness and accuracy of quantitative and qualitative disclosures of the nature and extent of risks associated with debt, derivatives and portfolio investments; and

●   verifying the appropriate implementation of the standards’ transitional provisions by management.

Other Accompanying Information

The Government of Ontario is responsible for the information in the 2022-23 Public Accounts of Ontario Annual Report.

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

Consolidated Financial Statements, 2022–2023	53

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal controls as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

●

Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s

54	Consolidated Financial Statements, 2022–2023

ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions could cause the Province of Ontario to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, I determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. I describe these matters in my auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Original signed by

Toronto, Ontario	Bonnie Lysyk, MBA, FCPA, FCA, LPA
August 29, 2023	Auditor General

Consolidated Financial Statements, 2022–2023	55

56	Consolidated Financial Statements, 2022–2023

Province of Ontario Consolidated Statement of Operations
($ Millions)	2022–23 Budget[1]	2022–23 Actual	2021–22 Restated Actual (Note 17)

Revenue (Schedules 1 and 2)

Personal Income Tax	44,584	44,209	46,750

Sales Tax	32,287	36,092	30,357

Corporations Tax	19,736	27,791	25,227

Employer Health Tax	7,842	7,797	7,223

Education Property Tax	5,652	5,991	5,713

Ontario Health Premium	4,722	4,445	4,414

Gasoline and Fuel Taxes	2,791	2,674	2,973

Other Taxes	8,800	7,519	9,018

Total Taxation	126,414	136,518	131,675

Transfers from Government of Canada	30,999	31,264	30,607

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	9,365	11,492	9,688

Income from Investment in Government Business Enterprises (Schedule 9)	6,279	6,133	6,441

Other	6,741	7,480	6,717
	179,798	192,887	185,128

Expense (Schedules 3 and 4)

Health	79,919	78,490	75,753

Education[2]	34,667	36,202	31,563

Children’s and Social Services	18,349	18,140	17,104

Interest on Debt	13,566	12,389	12,583

Postsecondary Education	10,783	11,621	10,614

Justice	5,352	5,419	4,972

Other Programs	36,012	36,489	30,514
	198,648	198,750	183,103

Reserve	1,000	–	–

Annual (Deficit)/Surplus	(19,850)	(5,863)	2,025

[1]	Amounts reported as “Plan” in 2022 Budget have been reclassified. See Note 17.
[2]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2022–2023	57

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2023	2022 Restated (Note 17)

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	46,293	30,013

Debt (Note 2)	421,799	425,863

Other Long-Term Financing (Note 4)	17,596	17,989

Deferred Revenue and Capital Contributions (Note 5)	17,947	16,455

Pension and Other Employee Future Benefits (Note 6)	14,130	14,402

Derivative Liabilities (Note 3)	7,685	–

Other Liabilities (Note 7)	8,894	8,542

	534,344	513,264

Financial Assets

Cash and Cash Equivalents	39,881	34,200

Investments (Note 8)	34,013	27,144

Accounts Receivable (Schedule 6)	12,276	26,997

Loans Receivable (Schedule 7)	11,899	11,831

Derivative Assets (Note 3)	4,571	–

Other Assets	1,260	1,449

Investment in Government Business Enterprises (Schedule 9)	29,960	28,801

	133,860	130,422

Net Debt	(400,484)	(382,842)

Non-Financial Assets

Tangible Capital Assets (Note 9)	150,398	141,618

Prepaid Expenses and Other Non-Financial Assets (Note 16)	3,282	3,064

	153,680	144,682

Accumulated Deficit	(246,804)	(238,160)

Accumulated Deficit is Comprised of

Accumulated Operating Deficit	(247,109)	(238,160)

Accumulated Remeasurement Gains	305	–

	(246,804)	(238,160)

For additional information, see Contingent Liabilities, Contingent Assets (Note 11) and Contractual Obligations, Contractual Rights (Note 12).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

58	Consolidated Financial Statements, 2022–2023

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2022–23 Budget	2022–23 Actual	2021–22 Restated Actual (Note 17)

Annual (Deficit)/Surplus	(19,850)	(5,863)	2,025

Acquisition of Tangible Capital Assets (Note 9)	(17,914)	(16,193)	(14,885)

Amortization of Tangible Capital Assets (Note 9)	7,779	7,500	7,150

Proceeds on Sale of Tangible Capital Assets	–	415	490

Gain on Sale of Tangible Capital Assets	–	(193)	(342)

TCA cost change relating to Revaluation of Asset Retirement Obligations (Note 9)	–	(309)	–

Increase in Prepaid Expenses and Other Non-Financial Assets	–	(218)	(1,624)
	(10,135)	(8,998)	(9,211)

Other Comprehensive Income from GBEs (Schedule 9) [1]	–	–	144

Contribution Deficit – Ontario Power Generation (Schedule 9)	–	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	–	295	296

Decrease in Fair Value of Ontario Nuclear Funds (Note 10) [1]	–	–	(52)

Increase in Net Debt Excluding Net Remeasurement Gains/Losses	(29,985)	(14,568)	(6,800)

Net Remeasurement Losses	–	(1,740)	–

Increase in Net Debt	(29,985)	(16,308)	(6,800)
Net Debt at Beginning of Year	(394,933)	(382,842)	(373,564)

Adjustment for Consolidation of Pension Benefits Guarantee Fund (Note 17)	–	–	1,063

PSAS Adjustment for Asset Retirement Obligations (Note 1(f))	(3,735)	–	(3,541)

PSAS Adjustment for Financial Instruments (Note 1(f))	–	(1,334)	–

Adjusted Net Debt at Beginning of Year	(398,668)	(384,176)	(376,042)

Net Debt at End of Year	(428,653)	(400,484)	(382,842)

[1]

Other Comprehensive Income from GBEs and change in fair value of Ontario Nuclear Funds are included in the Consolidated Statement of Remeasurement Gains and Losses due to the adoption of PS 1201 Financial Statement Presentation and PS 3450 Financial Instruments in 2022–23.

See accompanying Notes and Schedules to the Consolidated Financial Statements

Consolidated Financial Statements, 2022–2023	59

Province of Ontario Consolidated Statement of Change in Accumulated Operating Deficit

For the year ended March 31 ($ Millions)	2022–23	2021–22 Restated (Note 17)

Accumulated Operating Deficit at Beginning of Year	(238,160)	(239,294)

Adjustment for Consolidation of Pension Benefits Guarantee Fund (Note 17)	–	1,063

PSAS Adjustment for Asset Retirement Obligations (Note 1(f))	–	(2,340)

PSAS Adjustment for Financial Instruments (Note 1(f))	(3,379)	–

Adjusted Accumulated Operating Deficit at Beginning of Year	(241,539)	(240,571)

Annual (Deficit)/Surplus	(5,863)	2,025

Contribution Deficit – Ontario Power Generation (Schedule 9)	(2)	(2)

Decrease in Fair Value of Ontario Nuclear Funds (Note 10) [1]	–	(52)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	295	296

Other Comprehensive Income from GBEs (Schedule 9) [1]	–	144

Accumulated Operating Deficit at End of Year	(247,109)	(238,160)

[1] Other Comprehensive Income from GBEs and change in fair value of Ontario Nuclear Funds are included in the Consolidated Statement of Remeasurement Gains and Losses due to the adoption of PS 1201 Financial Statement Presentation and Section PS 3450 Financial Instruments in 2022–23.

See accompanying Notes and Schedules to the Consolidated Financial Statements

Province of Ontario Consolidated Statement of Remeasurement Gains and Losses

For the year ended March 31 ($ Millions)		2023

Accumulated Remeasurement Gains at Beginning of Year – PSAS Adjustments for Financial Instruments (Note 1(f))		2,045

Unrealized Gains/Losses Attributable to:

Foreign Exchange		24

Derivatives		1,131

Portfolio Investments		(3,080)

Other Comprehensive Income from GBEs (Schedule 9)		247

Decrease in Fair Value of Ontario Nuclear Funds (Note 10)		(37)

Reclassified to Consolidated Statement of Operations:

Foreign Exchange		(6)

Derivatives		(18)

Portfolio Investments		(1)

Net Remeasurement Losses for the Year [1]		(1,740)

Accumulated Remeasurement Gains at End of Year		305

[1] Net Remeasurement Losses include $1,950 million remeasurement losses for non-GBE government reporting entities and $210 million remeasurement gains for GBEs (related to Other Comprehensive Income from GBEs and Decrease in Fair Value of Ontario Nuclear Funds).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

60	Consolidated Financial Statements, 2022–2023

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2023	2022 Restated (Note 17)

Operating Transactions

Annual (Deficit)/Surplus	(5,863)	2,025

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	7,500	7,150

Gain on Sale of Tangible Capital Assets	(193)	(342)

Contributed Tangible Capital Assets	–	(28)

Non-Cash TCA Funded by Assets Swap	(10)	–

Income from Investment in Government Business Enterprises (Schedule 9)	(6,133)	(6,441)

PSAS Adjustment for Financial Instruments (Note 1(f))	(1,334)	–

In-Year Remeasurement Losses for Non-GBE Entities	(1,950)	–

Cash Items

Decrease/(Increase) in Accounts Receivable (Schedule 6)	14,721	(11,628)

(Increase)/Decrease in Loans Receivable (Schedule 7)	(69)	213

Increase in Derivative Assets (Note 3)	(4,571)	–

Increase/(Decrease) in Accounts Payable and Accrued Liabilities (Schedule 5)	16,234	(6,745)

(Decrease)/Increase in Liability for Pensions and Other Employee Future Benefits (Note 6)	(272)	1,303

Increase in Derivative Liabilities (Note 3)	7,685	–

Increase/(Decrease) in Other Liabilities (Note 7)	43	(216)

Increase in Deferred Revenue and Capital Contributions (Note 5)	1,492	2,214

Remittances from Investment in Government Business Enterprises (Schedule 9)	5,477	4,617

Increase in Prepaid Expenses and Other Non-Financial Assets	(218)	(1,624)

Decrease/(Increase) in Other Assets	189	(242)

Cash Provided by/(Applied to) Operating Transactions	32,728	(9,744)

Capital Transactions

Acquisition of Tangible Capital Assets	(15,690)	(13,029)

Proceeds from Sale of Tangible Capital Assets	415	490

Cash (Applied to) Capital Transactions	(15,275)	(12,539)

Investing Transactions

Investments Purchased	(212,802)	(214,758)

Investments Retired	205,933	216,916

Cash (Applied to)/Provided by Investing Transactions	(6,869)	2,158

Financing Transactions

Long-Term Debt Issued	34,364	42,758

Long-Term Debt Retired	(34,578)	(22,672)

Adjustment for Unamortized Discounts, Premiums and Commissions for Long-Term Debt (Note 2)	(3,376)	–

(Decrease)/Increase in Short-Term Debt	(474)	1,442

Decrease in Other Long-Term Financing (Note 4)	(839)	(688)

Cash (Applied to)/Provided by Financing Transactions	(4,903)	20,840
Net Increase in Cash and Cash Equivalents	5,681	715

Cash and Cash Equivalents at Beginning of Year	34,200	33,485

Cash and Cash Equivalents at End of Year	39,881	34,200
Cash	18,373	18,585
Cash Equivalents	21,508	15,615

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2022–2023	61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Consolidated Financial Statements are prepared by the government of Ontario in accordance with the public sector accounting standards (PSAS) for governments recommended by the Public Sector Accounting Board (PSAB).

(b)	Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government Business Enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards, colleges and children’s aid societies) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if the organizations are reasonably expected to meet and maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. In accordance with public sector accounting standards, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in Ontario’s financial statements. For those organizations that do not meet the PSAS benefit versus cost constraint standard, government transfer payments to these organizations are included as expenses in these financial statements through the accounts of the ministries responsible for them. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

(c)	Principles of Consolidation

Government organizations, including hospitals, school boards, colleges and children’s aid societies (collectively known as BPS organizations) as well as other government organizations controlled by Ontario are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses of Ontario based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province and to eliminate significant inter-organizational accounts and transactions.

Government business enterprises are defined as those government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet obligations from revenues generated outside the government reporting entity.

62	Consolidated Financial Statements, 2022–2023

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position, and their net income is shown as a separate item, Income from Investment in Government Business Enterprises on the Consolidated Statement of Operations. Less than wholly-owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

(d)	Measurement Uncertainty

The preparation of financial statements requires the Ontario government to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. COVID-19 has added additional uncertainty to the measurement of many estimated amounts recorded in these statements, as described below.

Measurement uncertainty that is material to these financial statements exists in the valuation of pensions and other employee future benefits obligations; the value of tangible capital assets; the estimation of Personal Income Tax (PIT), Corporations Tax and Sales Taxes revenues; the valuation of the Canada Health Transfer, Canada Social Transfer and Equalization Payment entitlements; the value of derivatives; the estimation of liabilities for contaminated sites, asset retirement obligations, land claim settlements and other liabilities.

Pension and other employee future benefits liability of $14.1 billion (2021–22, $14.4 billion, see Note 6), are subject to measurement uncertainty because actual results may differ significantly from Ontario’s best long-term estimate of expected results. For example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant.

The net book value of tangible capital assets of $150.4 billion (2021–22, $141.6 billion, see Note 9), is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

The PIT revenue estimate of $44.2 billion (2021–22, $46.8 billion, see Schedule 1), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Sales Tax revenues of $36.1 billion (2021–22, $30.4 billion, see Schedule 1), is also subject to uncertainty for similar reasons. The impact of COVID-19 on the provincial economy, and potential implications for tax filing and tax return processing, increases the uncertainty related to estimates of these revenues in 2022–23.

The Corporations Tax revenue estimate of $27.8 billion (2021–22, $25.2 billion, see Schedule 1) is based on amounts of tax assessed to June 30, 2023. Final amounts of taxes assessed may differ significantly from these estimates. The methodology of calculating Corporations Tax is back-tested and the estimate will be revised as necessary. Final amounts of taxes assessed may differ significantly from these estimates. In response to the economic impact of COVID-19 on the provincial economy, the historic level of federal and provincial funding in the form of direct taxable transfers to individuals and businesses increased the uncertainty inherent in estimating Corporations Tax in 2022–23.

Consolidated Financial Statements, 2022–2023	63

The estimation of the Canada Health Transfer of $17.5 billion (2021–22, $16.7 billion, see Schedule 1) and Canada Social Transfer of $6.2 billion (2021–22, $6.0 billion, see Schedule 1), are subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide population.

Derivative instrument fair values of $4.6 billion in assets and $7.7 billion in liabilities, (see Note 3), are subject to measurement uncertainty due to variances between projected and actual market performance and economic conditions. The fair value of financial instruments is determined by valuation techniques discussed in the Financial Instruments Fair Value Hierarchy section in Note 1(e).

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $1.9 billion (2021–22, $1.8 billion, see Note 7). The Ontario government may be responsible for cleanup costs that cannot be reasonably estimated due to several factors, including insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements) and the challenges of remote locations and unique contaminations.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for Aboriginal treaty rights and land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable, however the actual amount of any settlement may vary from the estimate recorded.

There is measurement uncertainty surrounding the estimation of liabilities for asset retirement obligations (including solid waste landfills) of $4.1 billion (2021–22, $3.8 billion, see Note 7). These estimates are subject to uncertainty due to several factors including but not limited to insufficient information on the type and extent of designated substances (e.g., asbestos), indeterminate timing of settlement, and the impact of project design on costs.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

64	Consolidated Financial Statements, 2022–2023

(e)	Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years. Reported amounts do not include estimates of some unreported taxes or the impact of future reassessments.

PIT revenue for the period is accrued based on an estimate of current year tax assessments (plus late-arriving assessments/reassessments for prior years) prorated from the federal Department of Finance’s Tax Sharing Statements and an estimate for the following tax year based on the First Estimate of Payments.

The HST component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to Ontario net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates. Ontario recognizes HST revenues based on these federal estimates.

Accrued Corporations Tax revenue for the period is based on estimated corporate income tax payable gross of refundable tax credits for the year. The estimate is based on amounts of Corporations Tax assessed to June 30.

Section PS 3510, Tax Revenue distinguishes between tax concessions (relief of taxes paid), which are accounted for as revenue offsets, and transfers made through the tax system (financial benefits independent of taxes paid) which are reported as expenses.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reclassified as expenses to conform to public sector accounting standards. To ensure that the reclassification is fiscally neutral, a corresponding increase is made to PIT revenue and Corporations Tax revenue. Non-refundable PIT and Corporations Tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by crediting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding create an obligation that meet the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Other revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year that will be earned in a subsequent fiscal year are deferred and reported as liabilities (see Liabilities).

Consolidated Financial Statements, 2022–2023	65

Expense

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt (including BPS debt) net of interest income on investments and loans; ii) realized foreign exchange gains and losses; iii) amortization of debt discounts, premiums and commissions; iv) unrealized foreign exchange gains and losses elected under Section PS 2601, Foreign Currency Translation, paragraph 19A; and v) debt servicing costs and other costs.

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost/gain on plan amendments and other adjustments.

Other employee future benefits are recognized in the period in which the event that obligates the government occurs or in the period in which the benefits are earned by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased capital assets, machinery, as well as equipment and information technology infrastructure and systems owned by Ontario and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the Province to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include: accounts payable and accrued liabilities; derivative liabilities; present obligations for environmental costs; asset retirement obligations; solid waste landfill closure and post-closure costs; probable losses on loan guarantees issued by the government; and contingencies when it is likely that a loss will be realized, and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Deferred revenue represents unspent externally restricted receipts from the federal government or other third parties. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the federal government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

66	Consolidated Financial Statements, 2022–2023

Public Private Partnership (P3) refers to Ontario using private-sector partners to procure and finance infrastructure assets. Assets procured via P3s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities in the financial statements as the assets are constructed.

The Province records asset retirement obligations when there is a legal obligation to incur retirement costs in relation to a tangible capital asset that results from the acquisition, construction, development, or normal use of a tangible capital asset. Such obligations result from existing legislation, agreements or contracts, or other legally enforceable obligations. The estimate of the liability includes costs directly attributable to retirement activities required to settle the liability, including post-retirement operation, maintenance, and monitoring costs that are required. When recording the liability, the estimated cost and subsequent changes to the estimate, are included in the associated asset’s cost, and amortized over the asset’s estimated useful life. For unrecognized tangible capital assets, these costs are expensed. The Province discounts significant obligations that have reliable cash flow projections, otherwise the liability is measured at current costs.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans, excluding instruments held by the Province. Debt is measured at amortized cost. Occasionally, Ontario purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system especially in fiscal years where there are large single-day maturities.

Derivatives

Derivatives are financial contracts, the values of which are derived from underlying instruments. The Province uses derivatives for the purpose of economically managing risk associated with interest cost on debt. The Province does not use derivatives for speculative purposes. Derivative assets and liabilities are measured at fair value.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, including where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from what is expected, or when assumptions are revised, actuarial gains and losses may arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

Liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of employee benefits attributed to services rendered by employees and former employees, less its share of the market-related value of plan assets. The market-related values are determined in a rational and systematic manner in order to recognize market value asset gains and losses over a period of up to five years. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses.

Consolidated Financial Statements, 2022–2023	67

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction or event gives rise to the government’s control of the benefit.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, derivative assets, advances and investments in GBEs.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less. Cash and cash equivalents are measured at cost or amortized cost.

Investments include temporary investments and other investments, primarily consist of portfolio investments including investments in non-Ontario government bonds, Guaranteed Investment Certificates, fixed income securities, other bonds and Pooled Portfolio Investments. Investments in government bonds, and assets purchased and sold under resale agreements are measured at amortized cost. When there is a loss in value of a portfolio investment that is other than a temporary decline, the investment is written down and an impairment loss is recognized in the Consolidated Statement of Operations. Impairment losses on portfolio investments are not reversed if there is a subsequent increase in investment value.

Accounts receivable are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

Loans receivable are initially recorded at amortized cost. A valuation allowance is recorded when collection of the loans receivable, or any part thereof, is considered doubtful. Loans receivable include loans to GBEs, municipalities, as well as loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Financial Instruments Fair Value Hierarchy

Financial instruments measured at fair value are grouped into one of three levels based on the degree to which the fair value is observable. The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

68	Consolidated Financial Statements, 2022–2023

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of financial instruments not quoted in an active market is determined by appropriate valuation techniques, including forward pricing and swap models, using present value calculations. The models incorporate various inputs including forward interest rate curves.

Realized gains and losses arising from changes in the fair value of financial instruments are recognized in the Consolidated Statement of Operations. Any unrealized gains and losses arising from changes in the fair value of financial instruments are recognized in the Consolidated Statement of Remeasurement Gains and Losses, except where an irrevocable election under Section PS 2601.19A has been made to recognize the unrealized exchange gains and losses on selected foreign currency denominated instruments (or component of) in the Consolidated Statement of Operations.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment, as well as the estimated cost to settle liabilities for asset retirement obligations. Cost includes overheads directly attributable to construction and development, as well as interest cost related to financing during construction. All tangible capital assets, except assets under construction as well as land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of Ontario’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	5 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase the remaining service life or capacity of a tangible capital asset are capitalized.

Other Non-Financial Assets

Other non-financial assets also include prepaid expenses and personal protective equipment (PPE). PPE is valued at the lower of cost or net realizable value, using the weighted average cost method. Write-downs are recorded for impaired PPE inventory.

The following are not recognized in the Consolidated Statement of Financial Position:

●	Intangible assets;
●	Assets with historical or cultural value or works of art; and
●	Assets inherited by right of the Crown such as Crown lands, forests, water and mineral resources.

Consolidated Financial Statements, 2022–2023	69

(f)	Change in Accounting Policy by Adopting New Standards

Liabilities for Asset Retirement Obligations

In August 2018, PSAB issued a standard, Section PS 3280, Asset Retirement Obligations effective for fiscal years beginning on or after April 1, 2022. Asset retirement obligations are liabilities when a legal obligation exists to incur retirement costs in relation to a tangible capital asset. Effective April 1, 2022, the Province adopted Section PS 3280 using the modified retroactive method with restatement of 2021–22 figures. The significant accounting policy disclosures are included in Note 1(e) and Note 7.

Previously, the Province reported obligations related to the retirement of tangible capital assets in the period when the asset was retired. It reported liabilities for the estimated closure and post-closure costs related to solid waste landfill sites based on the landfills’ capacity used during the year. Section PS 3280 requires the recognition of a liability for legal obligations that exist as a result of the acquisition, construction or development of a tangible capital asset, and replaces Section PS 3270, Solid Waste Landfill Closure and Post-Closure Liability.

For 2021–22, the year of transition, adjustments to the opening balances are as below:

As at March 31 ($ Millions)	2022

Increase in Opening Liabilities for Asset Retirement Obligations (Note 7)	3,541

Increase in Opening Net Book Value of Tangible Capital Assets (Note 9)	1,201

Increase in Opening Accumulated Operating Deficit (Note 17)	2,340

Details on the effects of the adoption of the new standard for 2021–22 are included in Note 17.

Financial Statement Presentation

Effective April 1, 2022, the Province adopted Public Accounting Standard PS 1201, Financial Statement Presentation. As a result of the adoption of Section PS 1201, a new statement of remeasurement gains and losses was presented for the year ended March 31, 2023. This statement presents remeasurement gains and losses arising from portfolio investments, derivative financial instruments, foreign currency transactions, other comprehensive income from GBEs, and Ontario Nuclear Funds. Upon adoption of Section PS 1201, the Province reclassified unrealized gains of $3.5 billion from opening accumulated operating deficit to the opening remeasurement gains.

Portfolio Investments

Effective April 1, 2022, the Province adopted Public Accounting Standard Section PS 3041, Portfolio Investments. As a result of adopting PS 3041, the basis of valuation of portfolio investments is disclosed. Portfolio investments are being tested for impairment on an annual basis.

70	Consolidated Financial Statements, 2022–2023

Financial Instruments and Foreign Currency Translation

Effective April 1, 2022, the Province adopted Public Accounting Standards Section PS 3450, Financial Instruments and Section PS 2601, Foreign Currency Translation. In accordance with the transitional provisions, the standards were adopted prospectively from the date of adoption and comparative figures were not restated. The new standards provide comprehensive requirements for the recognition, measurement, presentation and disclosure of financial instruments, portfolio investments and foreign currency transactions. The changes and adjustments were recognized as of April 1, 2022, as summarized below:

1.	Long-Term Foreign Currency Monetary Assets and Liabilities

Section PS 2601 disallows the deferral of unamortized foreign exchange gains and losses on long-term foreign currency monetary assets and liabilities. Previously deferred unamortized foreign exchange gains and losses must be recognized upon transition.

Section PS 2601.19A is an available election that allows the Province to recognize the exchange gains and losses directly in the Consolidated Statement of Operations instead of the Consolidated Statement of Remeasurement Gains and Losses on an instrument-by-instrument basis. For economically hedged groups of financial instruments where the underlying instrument is hedged to term by multiple shorter term derivative instruments, the Province has taken the PS 2601.19A election.

Economically hedged groups of Financial Instruments taking the Section PS 2601.19A Election:

Upon adoption of Section PS 2601, the Province recorded an adjustment of $1.3 billion in gains to the opening accumulated operating deficit for unamortized gains/losses previously deferred on the Consolidated Statement of Financial Position for financial instruments taking the PS 2601.19A election.

Economically hedged groups of Financial Instruments not taking the Section PS 2601.19A Election:

Upon adoption of Section PS 2601, the Province recorded an adjustment of $2.0 billion in gains to the opening balance of remeasurement gains and losses for unamortized gains and losses on the Consolidated Statement of Financial Position for financial instruments not taking the Section PS 2601.19A election.

2.	Derivative Financial Instruments

The Province enters into derivatives for risk management purposes. Section PS 3450 requires derivative assets and liabilities to be separately presented and recognized at fair value on the Consolidated Statement of Financial Position. For derivatives denominated in foreign currency with a shorter term than the underlying provincial debt instrument being hedged, the Province has taken the Section PS 2601.19A election.

Consolidated Financial Statements, 2022–2023	71

Upon adoption of Section PS 3450, the Province recognized derivative assets of $2.6 billion and derivative liabilities of $7.4 billion, resulting in a net loss of 4.8 billion being recognized in the opening balance of remeasurement gains and losses and the opening accumulated operating deficit.

●

Net $3.5 billion losses ($2.6 billion gains on derivative assets and $6.1 billion losses on derivate liabilities) to the opening remeasurement gains and losses on the fair value of the derivative assets and liabilities for derivatives not taking the Section PS2601.19A election and the non-foreign exchange component of the derivative’s fair value elected under Section PS2601.19A;

●	$1.3 billion to the opening accumulated operating deficit for the foreign exchange component of the derivative’s fair value elected under Section PS2601.19A.

3.	Advanced Rate Setting and Delayed Rate Setting Transactions

Section PS 3450 disallows the amortization of gains and losses from advanced rate setting and delayed rate setting transactions over the life of the financial instrument. Previously unamortized gains and losses from advanced rate setting and delayed rate setting transactions must be recognized upon transition.

Upon adoption of Section PS 3450, the Province recorded an adjustment of $0.1 billion in gains to the opening accumulated operating deficit for unamortized gains and losses related to advanced rate setting and delayed rate setting transactions that are past their settlement date.

The following table outlines the changes to opening balances and adjustments of derivative assets, derivative liabilities, advanced rate and delayed rate setting transactions, and foreign currency denominated debt.

As at March 31
($ Billions)		PSAS Adjustment
	Closing Balance as at March 31, 2022	Opening Accumulated Operating Surplus/(Deficit)	Opening Remeasurement Gains and (Losses)	Opening Balance as at April 1, 2022
Reclassification of GBE Unrealized Gains	3.5	(3.5)	3.5	3.5

Foreign Currency Denominated Debt[1]	68.7	1.3	2.0	65.4

Derivative Assets	–	–	2.6	2.6

Derivative Liabilities[2]	–	(1.3)	(6.1)	7.4

Advanced Rate and Delayed Rate Setting Transactions	(0.1)	0.1	–	–

Total PSAS Adjustment[3]		(3.4)	2.0
[1]	PSAS adjustments on gains reduce foreign currency denominated debt balance.
[2]	PSAS adjustments on losses result in recognition of derivative liabilities.
[3]

Total PSAS adjustment results in an increase of $3.4 billion ($3,379 million) to Opening Accumulated Operating Deficit and an adjustment of $2.0 billion ($2,045 million) gains to Opening Remeasurement Gains and Losses. The total impact is an increase of $1.3 billion ($1,334 million) to the Opening Net Debt.

72	Consolidated Financial Statements, 2022–2023

(g) Future Changes in Accounting Standards

PS 3400 – Revenue

The new standard provides a framework for recognizing revenue by distinguishing between revenue arising from transactions that include performance obligations, referred to as exchange transactions, and those that do not have performance obligations, referred to as non-exchange transactions. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement this standard effective April 1, 2023, for the fiscal year 2023–24.

PS 3160 – Public Private Partnerships

The new standard provides specific guidance on the accounting and reporting for public private partnerships between public and private sector entities where the public-sector entity procures infrastructure using a private-sector partner. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement this standard effective April 1, 2023, for the fiscal year 2023–24.

PSG - 8 – Purchased Intangible Assets

The new guideline provides guidance on the accounting and reporting for purchased intangible assets that are acquired through arm’s length exchange transactions between knowledgeable, willing parties that are under no compulsion to act. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement this guideline effective April 1, 2023, for the fiscal year 2023–24.

2.	Debt

Ontario borrows in both domestic and international markets. Debt issued of $421.8 billion as at March 31, 2023 (2021–22, $425.9 billion), is composed mainly of bonds and debentures issued in the short- and long-term domestic and international public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $422.1 billion (2021–22, $418.5 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $13.2 billion (2021–22, $14.5 billion), less investments in Ontario bonds and treasury bills of $10.1 billion (2021–22, $7.1 billion) and unamortized discounts, premiums and commissions of $3.4 billion. The following table presents the maturity schedule of Ontario’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

Consolidated Financial Statements, 2022–2023	73

Debt As at March 31 ($ Millions)					2023	2022 Restated (Note 17)

Currency	Canadian Dollar	U.S. Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2023	–	–	–	–	–	54,313

2024	44,576	7,185	–	1,669	53,430	30,713

2025	18,689	1,691	6,609	317	27,306	27,559

2026	25,639	4,736	2,203	330	32,908	32,824

2027	15,469	7,780	–	4,040	27,289	25,371

2028	20,866	5,412	1,468	–	27,746	–

1–5 years	125,239	26,804	10,280	6,356	168,679	170,780

6–10 years	83,406	8,795	5,140	797	98,138	100,037

11–15 years	24,342	–	–	659	25,001	19,959

16–20 years	29,114	–	260	–	29,374	38,237

21–25 years	42,696	–	235	–	42,931	43,783

26–50[2] years	71,206	–	–	–	71,206	60,165

Total Issued[3,4,6]	376,003	35,599	15,915	7,812	435,329	432,961

Less: Holdings of Own Ontario Bonds and Treasury Bills[5]	(10,154)	–	–	–	(10,154)	(7,098)

Less: Unamortized Discounts, Premiums and Commissions	(3,254)	(72)	(28)	(22)	(3,376)[7]	–

Total	362,595	35,527	15,887	7,790	421,799	425,863

Debt Issued for Provincial Purposes	362,760	35,599	15,915	7,812	422,086	418,458

OEFC	13,243	–	–	–	13,243	14,503

Total Issued	376,003	35,599	15,915	7,812	435,329	432,961

Less: Holdings of Own Ontario Bonds and Treasury Bills[5]	(10,154)	–	–	–	(10,154)	(7,098)

Less: Unamortized Discounts, Premiums and Commissions	(3,254)	(72)	(28)	(22)	(3,376)[7]	–

Total	362,595	35,527	15,887	7,790	421,799	425,863
Effective Interest Rates (Weighted Average)[6]

2023	3.48%	2.11%	0.69%	1.13%	3.23%	–

2022	3.26%	1.38%	2.16%	1.46%	–	2.99%

[1]	Other currencies comprise the Australian dollar, Swiss franc and UK pound sterling.
[2]	The longest term to maturity is to June 2, 2062.
[3]	Original foreign currency converted to Canadian dollar equivalent.
[4]

Total foreign currency-denominated debt as at March 31, 2023, was $59.3 billion (2021–22, $68.7 billion). Of that, $58.7 billion or 99.0 per cent (2021–22, $68.2 billion or 99.2 per cent) was fully hedged to Canadian dollars. The remaining 1.0 per cent (2021–22, 0.8 per cent) of foreign debt was unhedged as follows: $592 million (2021–22, $541 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.1 per cent (2021–22, 0.1 per cent).

[5]

As at March 31, 2023, debt issued for provincial purposes purchased and held by Ontario denominated in Canadian dollars includes long-term debt of $9.1 billion (2021–22, $5.4 billion), and short-term debt of $1.0 billion (2021–22, $1.7 billion).

[6]	The effective interest rates based on total debt range from 0 per cent to 10.7 per cent (2021–22, 0 per cent to 10.8 per cent).
[7]

Effective April 1, 2022, the Province adopted new PSAS standard on Financial Instruments on a prospective basis. Unamortized discounts and premiums are now amortized on an effective interest basis. Comparative year’s amounts were amortized on a straight-line basis and were included in Accounts Payable and Accured Liabilities.

74	Consolidated Financial Statements, 2022–2023

Debt As at March 31 ($ Millions)	2023	2022 Restated (Note 17)

Debt Payable to/of:

Public Investors	426,642	424,195

Canada Pension Plan Investment Board	8,147	8,185

School Board Trust Debt	515	539

Canada Mortgage and Housing Corporation	25	42

Total Issued	435,329	432,961

Less: Holdings of Own Ontario Bonds and Treasury Bills	(10,154)	(7,098)

Less: Unamortized Discounts, Premiums and Commissions	(3,376)	–

Total	421,799	425,863

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. Most of Ontario’s debt is valued at fair value using public market quotations — where these are not available, fair value is estimated using discounted cash flows. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2023, was $402.8 billion (2021–22, $426.7 billion). The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Ontario government related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt, recorded net of the sinking fund of $376 million (2021–22, $352 million), is included in Ontario’s debt.

Consolidated Financial Statements, 2022–2023	75

3.	Derivatives and Risk Management

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (derivatives).

Derivatives are financial contracts, the value of which is derived from underlying instruments. Ontario uses derivatives to economically hedge interest rate risk and foreign currency risk. Economic hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by Ontario include forward foreign exchange contracts, forward rate agreements, futures and options.

Notional Value of Derivatives

The table below presents a maturity schedule of Ontario’s derivatives, by type, outstanding as at March 31, 2023, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Notional Value and Fair Value of Derivatives								Notional Value		Fair Value
As at March 31 ($ Millions)								2023	2022	2023	2022
Maturity in Fiscal Year	2024	2025	2026	2027	2028	6–10 Years	Over 10 Years	Total	Total	Total	Total
Interest Rate Swaps[1]	11,908	7,051	7,377	10,615	8,270	19,772	5,579	70,572	81,511	(1,526)	(769)
Cross Currency Swaps	10,026	13,648	5,974	11,513	8,227	15,728	1,125	66,241	72,524	(1,664)	(3,823)
Forward Foreign Exchange Contracts	11,041	–	–	–	–	–	–	11,041	13,022	79	(221)
Others[2]	(27)	–	–	–	–	–	–	(27)	–	(3)	–
Total	32,948	20,699	13,351	22,128	16,497	35,500	6,704	147,827	167,057	(3,114)	(4,813)

[1]	Includes $2.3 billion (2021–22, $2.5 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $0.2 billion

(2021–22, $0.2 billion) related to short-term investments held by Ontario.

[2]	Future contracts held by Metrolinx for 27.7 million litres of diesel fuel maturing in 2023–24.

Interest rate and cross-currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

76	Consolidated Financial Statements, 2022–2023

Fair Value Hierarchy

The following table presents the financial instruments measured at fair value in the Consolidated Statement of Financial Position, classified using the fair value hierarchy.

Fair Value Hierarchy
As at March 31	Level 1		Level 2		Level 3		Total
($ Millions)	$		$		$		$
Derivative Assets		4		4,554		13		4,571
Derivative Liabilities		(2)		(7,559)		(124)		(7,685)
Portfolio Investments		2,984		2,883		147		6,014
Total		2,986		(122)		36		2,900

There were no transfers between levels during 2023.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market factors. Market risk encompasses a variety of financial risks such as foreign exchange risk, interest rate risk and commodity price risk. The Province recognizes that it is subject to market risk primarily through foreign exchange and interest rate risk.

Foreign Currency Risk

Foreign currency or exchange rate risk is the risk that foreign currency investments, debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, Ontario uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts economically hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

For Debt, at March 31, 2023, the respective unhedged levels were 0.1 and 0.0 per cent (2021–22, 0.1 and 0.0 per cent). As of March 31, 2023, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss francs increasing by $8.9 million

(2021–22, $7.4 million increase) and based on applicable accounting standards for 2022–23, a corresponding increase in interest on debt of $8.9 million (2021–22, $1.0 million). Total foreign exchange gains recognized in the Consolidated Statement of Operations for 2022–23 were $34.3 million (2021–22, gains of $2.3 million).

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of 3.0 per cent of Total Debt Issued for Provincial Purposes and OEFC.

Consolidated Financial Statements, 2022–2023	77

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Province is subject to interest rate risk through its debt, variable rate investments (i.e., bonds, fixed income securities), variable rate debts, and other long-term financing.

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. As at March 31, 2023, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 5.2 per cent and 26.1 per cent, respectively (2021–22, 8.8 per cent and 4.2 per cent).

If interest rates had been 100 basis points higher or lower and all other variables were held constant, the Province’s interest on debt for the year ended March 31, 2023 would increase/decrease by $607 million (2022: decrease/increase by $700 million).

Interest Rate Risk As at March 31	2023
($ Millions)	-100 Basis Points	100 Basis Points
Decrease/(Increase) to Annual Deficit	607	(607)
Increase/(Decrease) to Remeasurement Gains	351	(349)

Liquidity Risk

Liquidity risk is the risk that Ontario will not be able to meet its current short-term financial obligations. To reduce liquidity risk, Ontario maintains liquid reserves — that is, cash and temporary investments (Note 8) adjusted for collateral at levels that are expected to meet future cash requirements and give flexibility in the timing of issuing debt. The Province is subject to its liquidity risk through its accounts payable, derivatives, current portion of long-term debt, and long-term debt. To manage its liquidity risk, the Province performs extensive budgeting exercises, ongoing monitoring of its short-term cash flows, and has high liquid securities that can easily be converted to cash to ensure it meets all short-term obligations. Additionally, in some cases, the Province may have access to credit facilities or operating funds. Pledged assets are considered encumbered for liquidity purposes while collateral held, that can be sold or repledged, is a source of liquidity. In addition, Ontario has short-term note programs as alternative sources of liquidity.

Collateral

Ontario has entered securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, Ontario may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

78	Consolidated Financial Statements, 2022–2023

As at March 31, 2023, Ontario has pledged assets in the carrying amount of $3,874 million (2021–22, $4,805 million), which would be included in Investments and/or Cash and Cash Equivalents.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Province is subject to credit risk through its cash and cash equivalents, accounts receivable, loans receivable, investments and other financial assets. The Province holds cash accounts in federally regulated chartered banks who are insured by the Canadian Deposit Insurance Corporation.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which Ontario has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio measured through the replacement value of derivative contracts, as at March 31, 2023.

Credit Risk Exposure As at March 31 ($ Millions)	2023	2022
Gross Credit Risk Exposure	4,814	2,407
Less: Netting	(4,124)	(2,250)
Net Credit Risk Exposure	690	157
Less: Collateral Received	(688)	(157)
Net Credit Risk Exposure (Net of Collateral)	2	nil

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, Ontario enters into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that Ontario would incur if every counterparty to which it had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to Ontario after mitigation by the collateral received from counterparties.

Consolidated Financial Statements, 2022–2023	79

4.	Other Long-Term Financing

Other Long-Term Financing comprises the total debt of the BPS organizations and obligations under P3 arrangements.

Other Long-Term Financing of $17.6 billion as at March 31, 2023 (2021–22, $18.0 billion), includes BPS Debt of $5.6 billion (2021–22, $5.8 billion), BPS P3 Obligations of $4.7 billion (2021–22, $5.2 billion) and Other P3 Obligations of $7.3 billion (2021–22, $7.0 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31 ($ Millions)				2023	2022
Type of Financing	BPS Debt	BPS P3 Obligations	Other P3 Obligations	Total	Total
Maturing in:
2022–23	–	–	–	–	3,839
2023–24	1,242	441	2,410	4,093	1,771
2024–25	340	245	1,895	2,480	1,289
2025–26	316	145	206	667	543
2026–27	371	158	60	589	620
2027–28	257	159	314	730	–
1–5 years	2,526	1,148	4,885	8,559	8,062
Year 6 and thereafter	3,120	3,536	2,381	9,037	9,927
Total	5,646	4,684	7,266	17,596	17,989

Interest expense on BPS debt of $41 million (2021–22, $334 million) is included in Interest on Debt. The effective interest rate for BPS debt by each arrangement ranges from 0 per cent to 7.95 per cent (2021–22, 0 per cent to 7.49 per cent).

80	Consolidated Financial Statements, 2022–2023

5.	Deferred Revenue and Capital Contributions

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. Ontario received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2023	2022
Deferred Revenue:
Broader Public Sector Organizations	5,100	4,288
Vehicle and Driver Licences	530	546
Teranet Inc.	782	800
Other	2,136	1,733
Total Deferred Revenue	8,548	7,367
Deferred Capital Contributions	9,399	9,088
Total	17,947	16,455

6.	Pensions and Other Employee Future Benefits

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and the Provincial Judges’ Pension Plan (PJPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). In addition to the provincially sponsored plans, the Province also reports in its consolidated financial statements pension benefits for employees in the hospital and colleges sectors, which are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP), respectively.

As permitted under Canadian public sector accounting standards, Ontario elects to use an earlier pension measurement date, December 31, in preparing the consolidated financial statements as at March 31, as long as no significant changes relevant to the valuation of the plans occurs between these two dates. The Province has applied this reporting practice consistently. PJPP previously used a pension measurement date of March 31, which subsequently changed to December 31 in 2021–22.

Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31 ($ Millions)	2023	2022	2023	2022	2023	2022
	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total
Obligation for Benefits	169,068	171,089	11,605	13,406	180,673	184,495
Less: Plan Fund Assets	(219,050)	(209,275)	(692)	(701)	(219,742)	(209,976)
(Excess)/Deficiency of Assets Over Obligations[1,2]	(49,982)	(38,186)	10,913	12,705	(39,069)	(25,481)
Unamortized Actuarial Gains (Losses)	23,191	14,430	1,392	(287)	24,583	14,143
Accrued Liability (Asset)	(26,791)	(23,756)	12,305	12,418	(14,486)	(11,338)
Valuation Allowance[3]	28,616	25,740	–	–	28,616	25,740
Total Liability	1,825	1,984	12,305	12,418	14,130	14,402

[1]

This amount comprises $51,473 million (2021–22, $41,048 million) pertaining to pension plans with excess assets over obligations; and $1,491 million (2021–22, $2,862 million) pertaining to pension plans with excess obligations over assets.

[2]	All other employee future benefits have excess obligations over assets.

[3]	The valuation allowance is related to the net pension assets for the OTPP, OPSEUPP, HOOPP and CAATPP.

Consolidated Financial Statements, 2022–2023	81

Pensions and Other Employee Future Benefits Expense
For the year ended March 31 ($ Millions)	2023	2023	2023	2022 [1]
	Pensions	Other Employee Future Benefits	Total	Total
Cost of Benefits	5,140	841	5,981	6,773
Amortization of Actuarial (Gains) Losses	(1,333)	48	(1,285)	(852)
Cost on Plan Amendment or Curtailment	1,545	–	1,545	772
Recognition of Unamortized Experience Gains	(1,545)	–	(1,545)	(395)
Employee and Other Employers’ Contributions	(424)	–	(424)	(407)
Interest (Income) Expense	(2,052)	239	(1,813)	(1,575)
Change in Valuation Allowance[2]	2,875	–	2,875	2,540
Total	4,206	1,128	5,334	6,856

[1]	The 2021–22 figures for PJPP were measured from April 1, 2021 to December 31, 2021.

[2]	The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions and Other Employee Future Benefits Expense by Plan and by Type
For the year ended March 31 ($ Millions)	2023	2022
Ontario Teachers’ Pension Plan[1]	1,661	1,610
Public Service Pension Plan[2]	594	740
Ontario Public Service Employees Union Pension Plan[2]	232	235
Healthcare of Ontario Pension Plan[3]	1,334	1,296
Colleges of Applied Arts and Technology Pension Plan[4]	270	255
Provincial Judges’ Pension Plan[2,5]	115	92
Total Pensions	4,206	4,228
Other employee future benefits – Retirement benefits[2]	1,128	2,628
Total Pensions and Other Employee Future Benefits[6]	5,334	6,856

[1]	The OTPP expense is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4.

[2]

The PSPP, OPSEUPP and PJPP Pension expense and Other Employee Future Benefits — Retirement Benefits expense for Ontario Public Services employees are included in the Other expense in the Consolidated Statement of Operations and are classified under Employee and Pensioner Benefits in Schedule 4.

[3]	The HOOPP pension expense is included in the Health expense in the Consolidated Statement of Operations.

[4]	The CAATPP pension expense is included in the Postsecondary Education expense in the Consolidated Statement of Operations.

[5]	The 2021–22 figures for PJPP were measured from April 1, 2021 to December 31, 2021.

[6]	Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3.

82	Consolidated Financial Statements, 2022–2023

Pensions

PSPP, OPSEUPP and OTPP are contributory defined benefit plans that provide Ontario government employees as well as elementary and secondary school teachers, and administrators, with a defined amount of retirement income based on a formula. The formula takes into account a member’s best five-year average salary and length of service. The retirement benefits are indexed to changes in the Consumer Price Index to provide protection against inflation. The plan benefits are financed by contributions from plan members and the Province, as well as investment earnings. Plan members normally contribute 8 to 12 per cent of their salaries to these plans. The Province either matches these contributions or makes contributions based on actuarial reports depending on the funding structure of each plan. The obligations for benefits and plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by Ontario.

The PJPP is comprised of a funded registered defined benefit pension plan and an unfunded supplemental defined benefit pension plan, as well as a partially funded retirement compensation arrangement (RCA), for eligible judges whose pension benefits under the PJPP registered plan are limited by the federal Income Tax Act or federal Tax Regulations. PJPP provides eligible judges with a defined amount of retirement income based on a formula that takes into account an amount equal to 2 per cent of the judge’s average salary for their final three years of service. Plan members normally contribute 7 per cent of their salary to this plan. Starting from 2020–21, the PJPP pension liability and expense are reported in this note with an initial measurement date of March 31, which subsequently changed to December 31 from 2021–22.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan (PSSBP) and the Ontario Teachers’ Retirement Compensation Arrangement. The existing PSSBP is converted to an RCA, effective January 1, 2022, which provides additional pension benefits to members whose contribution and benefits under PSPP are limited by the federal Income Tax Act. The Ontario Pension Board acts as administrator of the RCA, trustee of the RCA assets and oversees the investments of the RCA. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula. Like the plans that are sponsored by the government, the formula takes into account a member’s best five-year average salary and length of service in the plan. The plan benefits are financed by contributions from participating members and employers and by investment earnings. Ontario records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write-down the net asset position in these plans, if any. The Province has applied a full valuation against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

Consolidated Financial Statements, 2022–2023	83

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP	PJPP
Province’s Best Estimates as of December 31, 2022
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	3.00%
Discount rate and expected rate of return on pension assets	6.00%	6.00%	6.00%	6.00%	6.00%	3.80%
Actual return on pension assets	3.99%	-7.73%	-2.38%	-8.86%	-10.11%	1.43%
Accounting Actuarial Valuation as of December 31, 2022
Market value of pension fund assets[1,2] ($ millions)	120,362	31,167	11,676	49,638	7,942	461
Market-related value of assets[1] ($ millions)	113,717	33,337	11,474	51,874	8,175	474
Employer contributions[3] ($ millions)	1,656	808	270	1,328	266	63
Employee contributions[4] ($ millions)	1,642	473	260	1,081	266	6
Benefit payments[1] (including transfers to other plans) ($ millions)	3,530	1,717	584	1,672	285	18
Number of active members (approximately)	183,000	47,647	48,629	268,000	33,949	296
Average age of active members	44.9	45.3	43.9	43.0	48.2	57.8
Expected remaining service life of the employees (years)	14.4	10.9	12.0	13.3	13.4	11.1
Number of pensioners including survivors (approximately)	153,000	40,986	42,472	172,000	18,740	343
Province’s Best Estimates as of December 31, 2021
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	1.80%
Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	2.80%
Discount rate and expected rate of return on pension assets	5.50%	5.50%	5.50%	5.50%	5.50%	2.60%
Actual return on pension assets	10.97%	9.12%	15.10%	10.86%	17.85%	-0.31%
Accounting Actuarial Valuation as of December 31, 2021
Market value of pension fund assets[1,2] ($ millions)	117,598	33,959	12,278	56,511	8,587	447
Market-related value of assets[1] ($ millions)	107,513	32,097	11,032	50,697	7,476	460
Employer contributions[3] ($ millions)	1,604	714	267	1,325	289	61
Employee contributions[4] ($ millions)	1,642	432	272	1,087	297	5
Benefit payments[1] (including transfers to other plans) ($ millions)	3,384	1,643	535	1,778	316	48
Number of active members (approximately)	182,000	45,251	47,099	264,000	44,042	293
Average age of active members	44.8	45.3	44.3	43.0	47.6	57.8
Expected remaining service life of the employees (years)	14.5	10.8	11.9	13.2	13.1	11.1
Number of pensioners including survivors (approximately)	151,000	40,521	41,363	123,000	22,691	340

[1]

Reflects the Ontario government’s share, which excludes organizations not consolidated by Ontario. The government’s share of the risks and benefits under OTPP is 49.0 per cent (2021–22, 49.0 per cent), under PSPP is 100 per cent (2021–22, 100 per cent), under OPSEUPP is 47.4 per cent

(2021–22, 47.4 per cent), under HOOPP is 47.9 per cent (2021–22, 49.4 per cent), under CAATPP is 48.3 per cent (2021–22, 47.0 per cent) and under PJPP is 100 per cent (2021–22, 100 per cent).

[2]	As at December 31, 2022, the pension fund assets includes $21,325 million bonds and securities issued by the Ontario government

(2021, $24,155 million).

[3]

Employer contributions paid during Ontario’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes other employers’ contributions to OTPP. PSPP employer contributions includes special payments of $268 million (2021–22, $264 million).

[4]	Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain PSPP members and OPSEUPP members who had not accrued the minimum eligibility requirement of 10 years of pension service before January 1, 2017, are required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum 10 years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $9.1 billion as at March 31, 2023 (2021–22, $9.0 billion), is included in the Other Employee Future Benefits Liability. The expense for 2022–23 of $452 million (2021–22, $949 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2022–23 is 4.40 per cent (2021–22, 2.95 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2022–23 ranges from 1.70 per cent to 6.34 per cent (2021–22, 1.10 per cent to 5.00 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, Ontario provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

The total post-employment benefits liability of $3.2 billion as at March 31, 2023 (2021–22, $3.4 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $0.7 billion in 2022–23 (2021–22, $1.7 billion) is included in the Other Employee Future Benefits Expense.

84	Consolidated Financial Statements, 2022–2023

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2022–23 is 4.10 per cent (2021–22, 2.50 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2022–23 ranges from 1.70 per cent to 6.60 per cent (2021–22, 1.60 per cent to 4.98 per cent).

7.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2023	2022 Restated (Note 17)
Liabilities for Asset Retirement Obligations[1]	4,095	3,769
Liabilities for Contaminated Sites	1,910	1,848
Other Pension Liabilities	142	170
Other Funds and Liabilities[1]	2,747	2,755
Total	8,894	8,542

[1]	$217 million Solid Waste Landfill liabilities previously recorded under Other Funds and Liabilities is transferred to Liabilities for Asset Retirement Obligations upon adoption of Section PS 3280.

Liabilities for Asset Retirement Obligations

The Province reports liabilities related to the legal obligations where the Province is obligated to incur costs to retire a tangible capital asset. A liability of $4.1 billion as at March 31, 2023 (2021–22, $3.8 billion) has been recorded for activities to fulfill the obligation based on estimation for the cost of these activities.

A significant part of asset retirement obligations results from the removal and disposal of designated substances such as asbestos from provincial buildings, and closure and post closure activities related to solid waste landfill sites. The measurement of the liability for asset retirement obligations is impacted by new information about activities required to settle the liability, the activities that settled all or part of the obligation, and any changes in the legal obligation. When significant obligations have reliable cash flow projections, the liability may be estimated using the present value of future cash flows, otherwise they are recorded at current costs.

To estimate the liability for asbestos and other designated substances in provincial buildings, assessment reports that include the type and quantity of the substances are used with experience and expert advice to determine the cost of retiring the substance. For buildings without an assessment, an estimate is based on the cost for similar buildings until more asset specific data is available.

To estimate the solid waste landfill liability, site closure plans are used to estimate the closure and post-closure costs. Before a closure plan is approved, information on the site is used to predict the activities that will be required to close, maintain and monitor the site, based on the experience related to other sites considering the content and condition of the site based on operational monitoring and reporting. These activities such as capping or ground water monitoring are costed using rates determined though experience and expert advice.

Consolidated Financial Statements, 2022–2023	85

The Province discounts significant obligations that have reliable cash flow projections, and is estimated using the present value of future cash flows, otherwise they are recorded at current costs. The discount rate used reflects the risks specific to the asset retirement liability and the entity that will settle the liability. Subsequently, accretion of the discounted liability due to the passage of time is recorded as an in-year expense. During the year, for the asset retirement obligations that used present value techniques to measure the liabilities, the discount rate utilized ranged from 3.0 per cent to 5.1 per cent (2021–22, 3.0 per cent to 5.1 per cent). A reconciliation of the beginning and ending aggregated carrying amount of the ARO liability is as below:

As at March 31 ($ Millions)	2023	2022
Liabilities for Asset Retirement Obligations at Beginning of Year (Note 1(f))	3,769	3,541
Transfer of Solid Waste Landfill Liability from Other Funds and Liabilities	–	217
Liabilities Incurred During the Year	28	–
Increase in Liabilities Reflecting Changes in the Estimate of Liabilities[1]	300	–
Increase in Liabilities due to Accretions[2]	10	11
Valuation and Other Adjustments	1	–
Liabilities Settled During the Year	(13)	–
Liabilities for Asset Retirement Obligations at End of Year[3]	4,095	3,769

[1]	Reflecting changes in the estimated cash flows and the discount rate.

[2]	Increase in the carrying amount of a liability due to the passage of time.

[3]

As at March 31, 2023, approximately 86 per cent of liabilities for asset retirement obligations pertained to asbestos and other designated substances in buildings, with the remaining balance mainly related to solid waste landfills.

Liabilities for Contaminated Sites

Ontario reports environmental liabilities related to the management and remediation of contaminated sites where it is obligated or likely obligated to incur such costs. A contaminated sites liability of $1.9 billion (2021–22, $1.8 billion) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

Ontario’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to Ontario’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Public Service, the Justice of the Peace, the Deputy Ministers’, OPSEU and the Associate Judges Supplemental Pension Plan.

86	Consolidated Financial Statements, 2022–2023

Other Funds and Liabilities

Other Funds and Liabilities include externally restricted funds and other long-term liabilities.

Other long-term liabilities included liabilities for Solid Waste Landfills reported under Section PS 3270 Solid Waste Landfill Closure and Post Closure Liability of $217 million in 2021–22. This standard was withdrawn for the fiscal year 2022–23. Any closure and post-closure costs that meet the definition of Section PS 3280 Asset Retirement Obligations are now included as part of Liabilities for Asset Retirement Obligations reported separately in this note. Comparative numbers are restated (see Note 17 for details).

8.	Investments

Investments As at March 31 ($ Millions)	2023	2022 Restated	(Note 17)
Temporary Investments	22,104	17,196
Add: Assets Purchased under Resale Agreements	8,663	8,299
Less: Assets Sold under Repurchase Agreements	(321)	(2,419)
Total Temporary Investments	30,446	23,076
Other Investments	3,567	4,068
Total Investments	34,013	27,144

Temporary Investments

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2023, is $30.4 billion (2021–22, $22.3 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where Ontario purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where Ontario sells and subsequently repurchases a security at a specified price on a specified date.

Other Investments

Other investments represent investments held by BPS and other government organizations. These investments mainly consist of fixed-income securities that are measured at the carrying value and portfolio investments that are measured at fair value which is determined using quoted market prices.

Consolidated Financial Statements, 2022–2023	87

9.	Tangible Capital Assets

2023 Tangible Capital Assets As at March 31 ($ Millions)
	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2023
Cost
Restated Opening Balance[1]	20,104	106,426	53,269	15,844	11,047	13,148	219,838
Additions[2]	1,347	6,824	6,360	1,143	761	(242)	16,193
Disposals	85	171	346	261	383	93	1,339
Revaluation	–	309	–	–	–	–	309
Closing Balance	21,366	113,388	59,283	16,726	11,425	12,813	235,001
Accumulated Amortization
Restated Opening Balance[1]	–	40,857	15,379	12,142	6,546	3,296	78,220
Additions	–	3,300	1,911	874	1,034	381	7,500
Disposals	–	100	342	246	355	74	1,117
Closing Balance	–	44,057	16,948	12,770	7,225	3,603	84,603
Net Book Value
2023	21,366	69,331	42,335	3,956	4,200	9,210	150,398

88	Consolidated Financial Statements, 2022–2023

2022 Restated Tangible Capital Assets As at March 31 ($ Millions)
	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2022 Restated
Cost
Opening Balance	18,672	98,430	48,462	14,901	10,287	11,986	202,738
Adjustment for PS3280[1]	–	2,841	171	16	–	121	3,149
Adjusted Opening Balance[1]	18,672	101,271	48,633	14,917	10,287	12,107	205,887
Additions	1,525	5,277	4,652	1,108	1,188	1135	14,885
Disposals	93	122	16	181	428	94	934
Closing Balance	20,104	106,426	53,269	15,844	11,047	13,148	219,838
Accumulated Amortization
Opening Balance	–	35,950	13,526	11,445	5,998	2,989	69,908
Adjustment for PS3280[1]	–	1,882	46	13	–	7	1,948
Adjusted Opening Balance[1]	–	37,832	13,572	11,458	5,998	2,996	71,856
Additions	–	3,138	1,813	859	968	372	7,150
Disposals	–	113	6	175	420	72	786
Closing Balance	–	40,857	15,379	12,142	6,546	3,296	78,220
Net Book Value
2022 Restated	20,104	65,569	37,890	3,702	4,501	9,852	141,618

[1]

See Note 1(f) Change in Accounting Policy—Asset Retirement Obligations. The opening adjustment on Tangible Capital Assets is $1,201 million ($3,149 million on Cost less $1,948 million on Accumulated Amortization).

[2]

Includes assets reclassification from Other asset ($1.4 billion), Land ($0.4 billion), and Information Technology ($0.4 billion) to Buildings ($1.0 billion) and Transportation Infrastructure ($1.2 billion).

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, as well as land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mostly of hospital equipment.

Information Technology consists of computer hardware and software.

Consolidated Financial Statements, 2022–2023	89

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2023, is $34.1 billion (2021–22, $28.3 billion). Capitalized interest for the fiscal year 2022–23 is $694 million (2021–22, $321 million). The cost of tangible capital assets under capital leases is $846 million (2021–22, $811 million), and their accumulated amortization is $385 million (2021–22, $363 million).

Amortization expense for the fiscal year 2022–23 totalled $7.5 billion (2021–22, $7.2 billion).

10.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Ontario government to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in Ontario’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Remeasurement Gains and Losses. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized losses in 2022–23 of $37 million (2021–22, unrealized losses $52 million) that resulted in a decrease in Investment in Government Business Enterprises and a corresponding increase in Net Debt and Remeasurement Gains (or Losses).

11.a. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the government as at March 31, 2023, was $2.3 billion (2021–22, $3.2 billion). The outstanding loans guaranteed amounted to $0.5 billion as at March 31, 2023 (2021–22, $0.7 billion). A provision of $0.9 million (2021–22, $1.8 million), based on an estimate of the likely loss arising from guarantees mostly under the Student Support Programs, has been reflected in these consolidated financial statements.

90	Consolidated Financial Statements, 2022–2023

Loan Guarantees For the year ended March 31 ($ Millions)	2023		2022
	Maximum Guarantee Authorized	Guaranteed Loans Outstanding	Maximum Guarantee Authorized	Guaranteed Loans Outstanding
Ministries
Agriculture, Food and Rural Affairs	145.9	50.2	114.0	44.9
Finance	1,000.9	267.0	1,000.9	156.6
Labour, Training and Skills Development	–	–	900.0	–
Colleges and Universities	1.6	1.6	6.0	6.0
	1,148.4	318.8	2,020.9	207.5
Consolidated entities
Ontario Power Generation Inc.	35.0	–	35.0	–
Hydro One Limited	329.5	–	329.0	329.0
	364.5	–	364.0	329.0
Broader Public Sector Organizations	801.6	156.0	794.5	181.9
Total	2,314.5	474.8	3,179.4	718.4

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), Ontario is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the government guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, Ontario is entitled to the excess.

An agreement between the Canadian Nuclear Safety Commission (CNSC), the Province and OPG gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA.

Claims Against the Crown

There are claims outstanding against the Crown, of which 69 (2021–22, 75) are for amounts over $50 million, that require disclosure per the Public Sector Accounting Standards. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal treaty rights and land claims, breach of contract, injury to persons, negligence and like items. The cost to Ontario, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to the Ministry Statements and Schedules, “Claims Against the Crown.”

Consolidated Financial Statements, 2022–2023	91

On November 29, 2022, the Ontario Superior Court determined that the Protecting a Sustainable Public Sector for Future Generations Act, 2019, S.O. 2019, c. 12, infringed section 2(d), and was not justified under section 1 of the Charter of Rights and Freedoms. At the request of all parties, the Court deferred the considerations of any remedy to be awarded to a future hearing. The Province is appealing the Ontario Superior Court’s decision. The impact on the 2022–23 Consolidated Financial Statements was based on the Province’s best estimation of potential obligations based on information available, including the outcomes of various arbitrations.

Canadian Blood Services

The provincial and territorial governments of Canada are parties to a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSE), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each provincial or territorial (PT) government indemnifies CBSE for its pro rata share of any payments that CBSE becomes obliged to make under an excess comprehensive blood risks insurance policy it provides to CBS.

CBS self-insures its potential liabilities arising from its blood operations through two wholly owned subsidiary corporations with an overall aggregate captive insurance coverage up to $1 billion which may cover settlements, judgments and defence costs. This is accomplished through: 1) CBS Insurance Company Limited (CBSI) which has issued a Primary policy of insurance (Primary Policy) with a policy limit of $300 million; and 2) Canadian Blood Services Captive Insurance Company Limited (CBSE) which has issued an excess policy of insurance (Excess Policy) with a policy limit of $700 million.

Based on the population ratios identified in the latest Amendment from 2019, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $498.83 million. Ontario is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Contaminated Sites

Ontario has identified a total of 142 sites (2021–22, 141 sites) where they may be responsible for any resulting clean-up costs. However, a liability has not been recorded for these sites at the financial reporting date because it is unclear if the government is responsible for those sites or the amounts of the liabilities cannot be estimated. Of these sites, there are 90 sites (2021–22, 90 sites) whereby it is indeterminable whether the government is responsible resulting in a potential liability of $393 million (2021–22, $393 million).

Tax Assessments

The province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, the Canada Revenue Agency (CRA) is also responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections for 2008 and prior tax years. The cost to the province cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

92	Consolidated Financial Statements, 2022–2023

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment or other compensation. Currently, 61 land claims for 2022–23 (2021–22, 66 land claims) are under negotiation, accepted for negotiation or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

iGaming Ontario Notice of Application

On November 28, 2022, the Mohawk Council of Kahnawa:ke (“MCK”) served a notice of application with the Ontario Superior Court against iGaming Ontario and the Attorney General of Ontario seeking a declaration that the Ontario government does not “conduct and manage” online lottery as required under s. 207(1)(a) of the Criminal Code” as well as challenging the legislative and constitutional authority which underpins the regulated internet Gaming market scheme in Ontario. The application is expected to be heard in February 2024.

Credit Union Deposit Insurance

In the event that the credit unions have insufficient funds, the government can provide financing. In accordance with the Credit Unions and Caisses Populaires Act, 2020, the Financial Services Regulatory Authority of Ontario (FSRA) administers the Deposit Insurance Reserve Fund (DIRF) which provides deposit protection coverage to eligible credit union depositors and also provides financial support to credit unions. Credit unions have advertised that depositors are covered up to $250,000 of eligible deposits plus all insurable deposits in registered accounts with each member credit union. As of March 31, 2023, FSRA had a credit facility agreement with the Ontario Financing Authority for the purposes of mitigating any potential liquidity risk in the Ontario credit union sector, including situations where one or more credit unions may require financial support beyond the support available from the DIRF. The agreement includes a non-revolving facility with a maximum principal amount of $2.0 billion that would accrue interest at the three-month Ontario Treasury Bill Rate plus 0.782 per cent. No amounts have been drawn under this facility as at March 31, 2023 (March 31, 2022, $NIL).

Other Contingencies

Other contingencies for this year are $0.1 billion (2021–22, $0.1 billion) including items such as letters of credit and lines of credit for consolidated entities.

b. Contingent Assets

Ontario has brought a claim against a number of companies in the tobacco industry pursuant to the Tobacco Damages and Health Care Costs Recovery Act, 2009. The action is in the pre-trial stage; however, it is currently stayed as a result of the tobacco companies’ proceedings under the Companies’ Creditors Arrangement Act (CCAA). The amount of any potential payment to Ontario is not estimable at this time.

Consolidated Financial Statements, 2022–2023	93

12.a. Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2023	2022	2024	2025	2026	2027	2028	2029 and thereafter
Transfer Payments	35,347	24,506	9,007	3,647	4,136	1,695	1,700	15,162
Public Private Partnership (P3) Contracts[1]	41,672	29,554	4,237	3,568	2,502	2,000	1,890	27,475
Ontario Power Generation	1,950	1,686	514	418	227	170	137	484
Leases	4,857	4,684	790	689	559	440	351	2,028
Construction Contracts	6,808	7,599	3,183	968	423	128	73	2,033
Other	22,127	16,870	11,960	2,678	1,430	887	1,850	3,322
Total Contractual Obligations	112,761	84,899	29,691	11,968	9,277	5,320	6,001	50,504

[1]	Majority of 2023 P3 contracts relate to Metrolinx (69 per cent) and Hospitals (13 per cent) projects.

Ontario has entered into a number of multiple-year P3 contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

b. Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2023	2022	2024	2025	2026	2027	2028	2029 and thereafter
Transfer Payments	3,738	3,805	924	763	704	639	627	81
Royalties/Licences	33	33	32	1	–	–	–	–
Leases	1,038	954	69	61	59	51	48	750
Construction Contracts	1,946	358	419	605	172	151	551	48
Other	14	47	6	1	1	1	–	5
Total Contractual Rights	6,769	5,197	1,450	1,431	936	842	1,226	884

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front (see Note 5). As part of the new agreement, Teranet has agreed to pay Ontario annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. Ontario recognized $28.5 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2022–23 (2021–22, $33.8 million). Royalty payments for 2024, and thereafter, could not be estimated as they are based on percentages of various eligible Teranet revenues such as value-added product revenue, registration revenue and ancillary revenue.

Contractual rights are certain in nature, and they will become assets in the future when the terms of the contracts are met.

94	Consolidated Financial Statements, 2022–2023

13.	Trust Funds Under Administration

The following trust funds under administration are not included in Ontario’s Consolidated Financial Statements.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Office of the Public Guardian and Trustee for Ontario delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

Summary financial information from the most recent consolidated financial statements of trust funds under administration is provided below. The financial statements of the WSIB and the OPGT have been prepared in accordance with IFRS.

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2022	2021
Assets	36,351	40,532
Liabilities	32,728	32,517
Net Assets	3,623	8,015
Fund balance attributable to WSIB stakeholders	3,221	7,261

Other Trust Funds As at March 31 ($ Millions)			2023		2022
	Assets	Liabilities	Fund Balance (Unfunded Liability	)	Fund Balance (Unfunded Liability	)
The Public Guardian and Trustee for the Province of Ontario	2,937	116	2,821		2,572
Motor Vehicle Accident Claims Fund[1]	–	–	–		(122)
Pension Benefits Guarantee Fund[2]	–	–	–		1,080

[1]	Starting from 2022–23, Motor Vehicle Accident Claims Fund is included in Ministry of Government of Consumer Service.

[2]

Pension Benefits Guarantee Fund (PBGF) provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single employer defined benefit pension plans in the event of plan sponsor insolvency. In 2022–23, PBGF is consolidated into FSRA and included in the Consolidated Financial Statements of the Province of Ontario.

Unfunded liabilities of trusts under administration are not included in Ontario’s Consolidated Financial Statements as it is intended that they will be discharged by external parties.

Consolidated Financial Statements, 2022–2023	95

14.	Related Party Disclosures and Inter-Entity Transactions

The province of Ontario enters into transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

Related party transactions can also include transactions with entities outside the reporting entity where a member of Ontario’s key management personnel, or their spouse or dependent, is key management personnel of the counterparty to a transaction with Ontario. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. Ontario’s key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers, associate ministers and deputy ministers for the purpose of this reporting.

Ontario has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2022–23 there were no transactions between related parties which occurred at a value materially different from that which would have been arrived at if the parties were unrelated.

15.	Subsequent Events

On June 17, 2023, announcement was made on the proposed out-of-court settlement between the governments of Canada and Ontario and the Robinson Huron Treaty Litigation Fund in the outstanding litigation around the 1850 Robinson Huron Treaty. The proposed settlement includes $10 billion for past losses, Canada and Ontario each provided $5 billion respectively.

16.	Personal Protective Equipment and COVID-19 Vaccine

Personal Protective Equipment

Personal protective equipment (PPE) includes medical equipment and supplies, masks, face shields, face coverings, gloves, ventilators, beds, swabs, protective gowns, etc, as well as other supplies including cleaning supplies and rapid antigen tests. PPE included in-kind transfers from the Government of Canada and provincially procured PPE.

Beginning in 2022–23, provincial ministries are recording PPE inventories as part of other non-financial assets (refer to Note 1(e)). As at March 31, 2023, $1,566 million of PPE is available for future distribution and is recorded as Other Non-Financial Assets in the Consolidated Statement of Financial Position.

96	Consolidated Financial Statements, 2022–2023

Personal Protective Equipment Inventory As at March 31 ($ Millions)	2023	2022
Available for Distribution at Beginning of Year	1,508	1,046
Purchases	939	1,018
Received from the Government of Canada	593	936
Distributions	(1,074)	(1,426)
Written Off due to Obsolescence, Expiration or Damage	(400)	(66)
PPE Available for Distribution at End of Year	1,566	1,508

Vaccines

Following the sunsetting of the COVID-19 Vaccine Distribution Task Force, the Government has led Ontario’s COVID-19 vaccination program in partnership with public health units, and external sectors based on the government’s Ethical Framework for COVID-19 Vaccine Distribution. The COVID-19 vaccines are procured by the Government of Canada. Ontario received vaccines in-kind or at no cost from the Government of Canada for distribution across the province. No amounts have been recorded for the COVID-19 vaccines because the fair value of these vaccines received from the Government of Canada cannot be reasonably determined. Due to confidentiality clauses embedded in contracts between the Government of Canada and the various COVID-19 vaccine manufacturers, information related to the price per dose of vaccines could not be disclosed.

As of March 31, 2023, 805,268 doses of vaccines were available to be administered and held by local public health units, hospitals and pharmacies across the province.

COVID-19 Vaccine Doses Available to be Administered As at March 31	2023	2022
Available to be Administered at Beginning of Year	4,270,744	611,319
Received from the Government of Canada	7,955,291	33,518,796
Outflows[1]	(11,420,767)	(29,859,371)
Doses Available to be Administered at End of Year	805,268	4,270,744

[1]	Outflows for 2022–23 include vaccines administered and vaccines depleted due to wastage.

17.	Accounting Changes and Reclassifications

The tables below summarizes the effects of accounting changes and reclassifications for the year ended March 31, 2022.

A. Pension Benefits Guarantee Fund (PBGF)

PBGF provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single employer defined benefit pension plans in the event of plan sponsor insolvency. In 2022–23, the Pension Benefits Guarantee Fund was assessed as being controlled through FSRA and has been included in the Consolidated Financial Statements of the Province of Ontario as a retroactive adjustment to the opening accumulated deficit.

B. PS3280 Asset Retirement Obligations (ARO)

Effective April 1, 2022, the Province adopted Section PS 3280 using the modified retroactive method with restatement of 2021–22 comparative figures. The significant accounting policy disclosures are included in Note 1(e) and Note 7.

C. Reclassifications

All presentations of results by sector for the 2022 Budget and the prior year comparatives have been reclassified to be reflected on the same basis as that used to report the current year actual.

Consolidated Financial Statements, 2022–2023	97

Province of Ontario Consolidated Statement of Operations
($ Millions)	2021–22 Reported	A	B	C	2021–22 Restated
Revenue
Personal Income Tax	46,750	–	–	–	46,750
Sales Tax	30,357	–	–	–	30,357
Corporations Tax	25,227	–	–	–	25,227
Employer Health Tax	7,223	–	–	–	7,223
Education Property Tax	5,713	–	–	–	5,713
Ontario Health Premium	4,414	–	–	–	4,414
Gasoline and Fuel Taxes	2,973	–	–	–	2,973
Other Taxes	9,018	–	–	–	9,018
Total Taxation	131,675	–	–	–	131,675
Transfers from Government of Canada	30,607	–	–	–	30,607
Fees, Donations and Other Revenues from BPS Organizations	9,688	–	–	–	9,688
Income from Investment in Government Business Enterprises	6,441	–	–	–	6,441
Other	6,651	66	–	–	6,717
	185,062	66	–	–	185,128
Expense
Health	75,730	–	16	7	75,753
Education	31,507	–	56	–	31,563
Children’s and Social Services	17,076	–	–	28	17,104
Interest on Debt[1]	12,558	(3)	–	28	12,583
Postsecondary Education	10,610	–	4	–	10,614
Justice	5,039	–	–	(67)	4,972
Other Programs	30,491	7	12	4	30,514
	183,011	4	88	–	183,103
Annual Surplus	2,051	62	(88)	–	2,025

[1]	Reclassification of P3 interest expense from program expense to interest on debt expense.

98	Consolidated Financial Statements, 2022–2023

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2021–22 Reported	A	B	C	2021–22 Restated
Liabilities
Accounts Payable and Accrued Liabilities	30,008	5	–	–	30,013
Debt	426,417	(554)	–	–	425,863
Other Long-Term Financing	17,989	–	–	–	17,989
Deferred Revenue and Capital Contributions	16,455	–	–	–	16,455
Pension and Other Employee Future Benefits	14,402	–	–	–	14,402
Other Liabilities	4,937	53	3,552	–	8,542
	510,208	(496)	3,552	–	513,264
Financial Assets
Cash and Cash Equivalents	34,200	–	–	–	34,200
Investments	26,511	633	–	–	27,144
Accounts Receivable	26,934	63	–	–	26,997
Loans Receivable	11,898	(67)	–	–	11,831
Other Assets	1,449	–	–	–	1,449
Investment in Government Business Enterprises	28,801	–	–	–	28,801
	129,793	629	–	–	130,422
Net Debt	(380,415)	1,125	(3,552)	–	(382,842)
Non-Financial Assets
Tangible Capital Assets (Note 9)	140,494	–	1,124	–	141,618
Prepaid Expenses and Other Non-Financial Assets	3,064	–	–	–	3,064
	143,558	–	1,124	–	144,682
Accumulated Deficit	(236,857)	1,125	(2,428)	–	(238,160)

Consolidated Financial Statements, 2022–2023	99

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2021–22 Reported	A	B	C	2021–22 Restated
Annual Surplus	2,051	62	(88)	–	2,025
Acquisition of Tangible Capital Assets (Note 9)	(14,885)	–	–	–	(14,885)
Amortization of Tangible Capital Assets (Note 9)	7,073	–	77	–	7,150
Proceeds on Sale of Tangible Capital Assets	490	–	–	–	490
Gain on Sale of Tangible Capital Assets	(342)	–	–	–	(342)
Increase in Prepaid Expenses and Other Non-Financial Assets	(1,624)	–	–	–	(1,624)
	(9,288)	–	77	–	(9,211)
Other Comprehensive Income from GBEs (Schedule 9)	144	–	–	–	144
Contribution Deficit- Ontario Power Generation (Schedule 9)	(2)	–	–	–	(2)
Equity Impact—IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	296	–	–	–	296
Decrease in Fair Value of Ontario Nuclear Funds (Note 10)	(52)	–	–	–	(52)
(Increase) Decrease in Net Debt	(6,851)	62	(11)	–	(6,800)
Net Debt at the Beginning of Year	(373,564)	1,063	(3,541)	–	(376,042)
Net Debt at the End of Year	(380,415)	1,125	(3,552)	–	(382,842)

Province of Ontario Consolidated Statement of Change in Accumulated Deficit
For the year ended March 31 ($ Millions)	2021–22 Reported	A	B	C	2021–22 Restated
Accumulated Operating Deficit at Beginning of Year	(239,294)	1,063	(2,340)	–	(240,571)
Annual Surplus	2,051	62	(88)	–	2,025
Contribution Deficit -Ontario Power Generation (Schedule 9)	(2)	–	–	–	(2)
Decrease in Fair Value of Ontario Nuclear Funds (Note 10)	(52)	–	–	–	(52)
Equity Impact—IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	296	–	–	–	296
Other Comprehensive Income from GBEs (Schedule 9)	144	–	–	–	144
Accumulated Operating Deficit at End of Year	(236,857)	1,125	(2,428)	–	(238,160)

100	Consolidated Financial Statements, 2022–2023

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2021–22 Reported	A	B	C	2021–22 Restated
Operating Transactions
Annual Deficit	2,051	62	(88)	–	2,025
Non-Cash Items
Amortization of Tangible Capital Assets (Note 9)	7,073	–	77	–	7,150
Gain on Sale of Tangible Capital Assets	(342)	–	–	–	(342)
Contributed Tangible Capital Assets	(28)	–	–	–	(28)
Income from Investment in Government Business Enterprises (Schedule 9)	(6,441)	–	–	–	(6,441)
Cash Items
Increase in Accounts Receivable (Schedule 6)	(11,642)	14	–	–	(11,628)
Decrease in Loans Receivable (Schedule 7)	219	(6)	–	–	213
Decrease in Accounts Payable and Accrued Liabilities (Schedule 5)	(6,744)	(1)	–	–	(6,745)
Increase in Liability for Pensions and Other Employee Future Benefits (Note 6)	1,303	–	–	–	1,303
Decrease in Other Liabilities (Note 7)	(222)	(5)	11	–	(216)
Increase in Deferred Revenue and Capital Contributions (Note 5)	2,214	–	–	–	2,214
Remittances from Investment in Government Business Enterprises (Schedule 9)	4,617	–	–	–	4,617
Increase in Prepaid Expenses and Other Non-Financial Assets	(1,624)	–	–	–	(1,624)
Increase in Other Assets	(242)	–	–	–	(242)
Cash Applied to Operating Transactions	(9,808)	64	–	–	(9,744)
Capital Transactions
Acquisition of Tangible Capital Assets	(13,029)	–	–	–	(13,029)
Proceeds from Sale of Tangible Capital Assets	490	–	–	–	490
Cash Applied to Capital Transactions	(12,539)	–	–	–	(12,539)
Investing Transactions
Investments Purchased	(214,571)	(187)	–	–	(214,758)
Investments Retired	216,916	–	–	–	216,916
Cash Provided by Investing Transactions	2,345	(187)	–	–	2,158
Financing Transactions
Long-Term Debt Issued	42,635	123	–	–	42,758
Long-Term Debt Retired	(22,672)	–	–	–	(22,672)
Increase in Short-Term Debt	1,442	–	–	–	1,442
Decrease in Other Long-Term Financing (Note 4)	(688)	–	–	–	(688)
Cash Provided by Financing Transactions	20,717	123	–	–	20,840
Net Increase in Cash and Cash Equivalents	715	–	–	–	715
Cash and Cash Equivalents at Beginning of Year	33,485	–	–	–	33,485
Cash and Cash Equivalents at End of Year	34,200	–	–	–	34,200
Cash	18,585	–	–	–	18,585
Cash Equivalents	15,615	–	–	–	15,615

Consolidated Financial Statements, 2022–2023	101

Sector Reclassification of 2022–23 Budget
($ Millions)	2022–23 Budget	Reclassifications	Reclassified 2022–23 Budget
Health	79,919	–	79,919
Education	34,667	–	34,667
Children’s and Social Services	18,349	–	18,349
Interest on Debt[1]	13,485	81	13,566
Postsecondary Education	10,783	–	10,783
Justice	5,352	–	5,352
Other Programs[1]	36,093	(81)	36,012
Total Expense	198,648	–	198,648

[1]	Reclassification of P3 interest expense from program expense to interest on debt expense.

D. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2022–23 presentation.

102	Consolidated Financial Statements, 2022–2023

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2022–2023	103

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2022–23 Budget	2022–23 Actual	2021–22 Restated Actual (Note 17)

Taxation

Personal Income Tax	44,584	44,209	46,750

Sales Tax	32,287	36,092	30,357

Corporations Tax	19,736	27,791	25,227

Employer Health Tax	7,842	7,797	7,223

Education Property Tax	5,652	5,991	5,713

Ontario Health Premium	4,722	4,445	4,414

Land Transfer Tax	5,686	4,444	5,827

Gasoline Tax	2,088	2,103	2,202

Tobacco Tax	953	864	927

Electricity Payments-In-Lieu of Taxes	511	674	666

Beer, Wine and Spirits Tax	635	600	624

Fuel Tax	703	571	771

Ontario Portion of the Federal Cannabis Excise Duty	215	310	215

Other Taxes	800	627	759

	126,414	136,518	131,675

Transfers from Government of Canada

Canada Health Transfer	17,560	17,525	16,731

Canada Social Transfer	6,191	6,178	6,003

Canada-Wide Early Learning and Childcare	1,458	1,272	–

Labour Market Development Agreement	769	790	768

Infrastructure Programs	1,239	769	562

Direct Transfers to Broader Public Sector Organizations	479	531	439

Home Care and Mental Health	465	466	581

Workforce Development Agreement	359	391	708

Indian Welfare Services Agreement	257	342	333

Early Learning and Childcare	270	270	219

Social Housing	263	263	305

Bilingualism Development	111	163	121

Youth Criminal Justice	52	67	67

Legal Aid – Criminal	69	61	93

Other	1,457	2,176	3,677

	30,999	31,264	30,607

104	Consolidated Financial Statements, 2022–2023

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2022–23 Budget	2022–23 Actual	2021–22 Restated Actual (Note 17)

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	9,365	11,492	9,688

Income from Investment in Government Business Enterprises (Schedule 9)	6,279	6,133	6,441

Other

Vehicle and Driver Registration Fees	1,034	1,251	33

Sales and Rentals	1,939	1,227	1,046

Other Fees and Licences	1,211	1,224	1,015

Royalties	307	335	468

Independent Electricity System Operator Revenue	–	214	222

Local Services Realignment	148	146	149

Power Supply Contract Recoveries	42	48	67

Net Reduction of Power Purchase Contracts	–	–	5

Miscellaneous	2,060	3,035	3,712

	6,741	7,480	6,717

Total Revenue	179,798	192,887	185,128

Consolidated Financial Statements, 2022–2023	105

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1]		Education[2]		Children’s and Social Services[3]		Postsecondary Education[4]

For the year ended March 31 ($ Millions)	2023	2022	2023	2022 Restated	2023	2022	2023	2022

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	1,530	2,352	1,702	335	490	466	187	173

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	4,765	4,412	1,378	1,239	193	–	5,156	4,037

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Other (Schedule 1)	313	275	124	149	240	173	97	80

Total	6,608	7,039	3,204	1,723	923	639	5,440	4,290

[1] Includes the activities of the Ministries of Health and Long-Term Care.

[2] Includes the activities of the Ministry of Education.

[3] Includes the activities of the Ministry of Children, Community and Social Services.

[4] Includes the activities of the Ministry of Colleges and Universities.

106	Consolidated Financial Statements, 2022–2023

Sectors	Justice[5]		Other[6]		Total

For the year ended March 31 ($ Millions)	2023	2022	2023	2022	2023	2022 Restated (Note 17)

Revenue

Taxation (Schedule 1)	–	–	136,518	131,675	136,518	131,675

Transfers from Government of Canada (Schedule 1)	181	174	27,174	27,107	31,264	30,607

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	–	–	–	–	11,492	9,688

Income from Investment in Government Business Enterprises (Schedule 9)	87	–	6,046	6,441	6,133	6,441

Other (Schedule 1)	1,140	812	5,566	5,228	7,480	6,717

Total	1,408	986	175,304	170,451	192,887	185,128

[5]  Includes the activities of the Ministries of the Attorney General and the Solicitor General.

[6]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy; Northern Development, Mines, Natural Resources and Forestry; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour, Training and Skills Development; Municipal Affairs and Housing; Ministry of Citizenship and Multiculturalism; Seniors and Accessibility; Heritage, Sport, Tourism and Culture Industries; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

Consolidated Financial Statements, 2022–2023	107

Province of Ontario Schedule 3: Expense by Sector[1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education[5]

For the year ended March 31 ($ Millions)	2023	2022 Restated (Note 17)	2023	2022 Restated (Note 17)	2023	2022 Restated (Note 17)	2023	2022 Restated (Note 17)

Expense

Transfer Payments	34,158	33,682	4,093	2,361	15,785	16,265	5,076	4,891

Salaries and Wages	21,155	19,580	20,894	18,914	1,172	482	2,869	2,690

Services	6,583	6,393	2,093	1,782	656	135	1,816	1,381

Interest on Debt	–	–	–	–	–	–	–	–

Supplies and Equipment	8,056	8,025	1,979	1,814	62	12	372	291

Employee Benefits	3,759	3,370	3,273	3,092	256	80	364	329

Amortization of Tangible Capital Assets	2,110	2,077	1,727	1,623	58	39	400	381

Pensions and Other Employee Future Benefits (Note 6)	1,811	1,836	1,831	1,880	29	8	275	256

Transportation and Communication	209	171	4	4	41	13	57	34

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Interest on Debt of Broader Public Sector Organizations	–	–	–	–	–	–	–	–

Other	649	619	308	93	81	70	392	361

Total	78,490	75,753	36,202	31,563	18,140	17,104	11,621	10,614

[1]  The information in the sectors’ columns represents activities of ministries and consolidated entities after adjustments to eliminate transactions between sectors.

[2]  Includes the activities of the Ministries of Health and Long-Term Care.

[3]  Includes the activities of the Ministry of Education.

[4]  Includes the activities of the Ministry of Children, Community and Social Services.

[5] Includes the activities of the Ministry of Colleges and Universities.

108	Consolidated Financial Statements, 2022–2023

Sectors	Justice[6]		Other[7]		Interest on Debt[8]		Total

For the year ended March 31 ($ Millions)	2023	2022 Restated (Note 17)	2023	2022 Restated (Note 17)	2023	2022 Restated (Note 17)	2023	2022 Restated (Note 17)

Expense

Transfer Payments	647	490	22,089	16,213	–	–	81,848	73,902

Salaries and Wages	3,006	2,905	3,867	3,270	–	–	52,963	47,841

Services	739	696	3,219	3,249	–	–	15,106	13,636

Interest on Debt	–	–	–	–	12,348	12,249	12,348	12,249

Supplies and Equipment	202	182	416	224	–	–	11,087	10,548

Employee Benefits	424	411	485	393	–	–	8,561	7,675

Amortization of Tangible Capital Assets	28	26	3,177	3,004	–	–	7,500	7,150

Pensions and Other Employee Future Benefits (Note 6)	75	66	1,313	2,810	–	–	5,334	6,856

Transportation and Communication	128	91	279	267	–	–	718	580

Power Supply Contract Costs	–	–	48	67	–	–	48	67

Interest on Debt of Broader Public Sector Organizations	–	–	–	–	41	334	41	334

Other	170	105	1,596	1,017	–	–	3,196	2,265

Total	5,419	4,972	36,489	30,514	12,389	12,583	198,750	183,103

[6]  Includes the activities of the Ministries of the Attorney General and the Solicitor General.

[7]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy; Northern Development, Mines, Natural Resources and Forestry; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour, Training and Skills Development; Municipal Affairs and Housing; Ministry of Citizenship and Multiculturalism; Seniors and Accessibility; Heritage, Sport, Tourism and Culture Industries; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

[8]  Includes activities related to the management of Ontario’s debt. Includes interest income of $1,423 million.

Consolidated Financial Statements, 2022–2023	109

Province of Ontario Schedule 4: Expense by Ministry

($ Millions)	2022–23 Budget[1,2]	2022–23 Actual	2021–22 Restated Actual (Note 17)

Agriculture, Food and Rural Affairs	818	833	674

Attorney General	1,836	1,924	1,817

Board of Internal Economy	378	392	284

Children, Community and Social Services	18,349	18,140	17,104

Citizenship and Multiculturalism	56	49	27

Colleges and Universities	10,783	11,621	10,614

Economic Development, Job Creation and Trade	942	1,080	991

Education	33,037	34,541	29,953

Teachers’ Pension	1,630	1,661	1,610

Energy	6,601	6,100	6,827

Environment, Conservation and Parks	737	744	704

Executive Offices	47	47	44

Finance	1,161	1,263	1,247

Interest on Debt	13,566	12,389	12,583

Municipal Partnership Fund	502	501	502

Power Supply Contract Costs	42	48	67

Francophone Affairs	8	8	9

Government and Consumer Services	2,110	2,419	2,004

Health	77,544	76,044	73,403

Heritage, Sport, Tourism and Culture Industries	1,888	1,962	1,919

Indigenous Affairs	118	6,385	241

Infrastructure	2,122	1,179	1,041

Labour, Training and Skills Development	1,805	1,767	1,925

Long-Term Care	2,375	2,446	2,350

Municipal Affairs and Housing	1,315	1,563	1,447

Northern Development, Mines, Natural Resources and Forestry	1,539	1,609	1,823

Seniors and Accessibility	235	237	127

Solicitor General	3,516	3,495	3,155

Transportation	7,113	6,621	5,769

Treasury Board Secretariat	335	504	209

Contingency Fund[3]	4,550	–	–

Employee and Pensioner Benefits	1,590	1,178	2,633

Total Expense	198,648	198,750	183,103
[1]	Amounts reported as “Plan” in 2022 Budget has been reclassified. See Note 17.
[2]	Ministry structure is consistent with 2022 Budget.
[3]	See glossary for definition.

110	Consolidated Financial Statements, 2022–2023

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2023	2022 Restated (Note 17)

Transfer Payments	17,276	11,011

Interest on Debt	4,287	1,608

Salaries, Wages and Benefits	6,826	4,390

Other	17,904	13,004

Total Accounts Payable and Accrued Liabilities	46,293	30,013

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2023	2022 Restated (Note 17)

Taxes	3,620	16,705

Transfer Payments[1]	1,359	1,436

Other Accounts Receivable[2]	6,826	7,106

	11,805	25,247

Less: Allowance for Doubtful Accounts[3]	(1,721)	(1,560)

	10,084	23,687

Government of Canada	2,192	3,310

Total Accounts Receivable	12,276	26,997

[1]  The Transfer Payment receivable consists primarily of recoverables of $794 million (2021–22, $766 million) for the Ontario Disability Support Program – Financial Assistance, and recoverables of $563 million (2021–22, $667 million) mostly for OHIP programs for which recovery timeframe of advance payments to physicians and other practitioners is extended as a result of the COVID-19 pandemic.

[2]  Other Accounts Receivable includes trade receivables. It excludes a potential Ontario Disability Support Program overpayment of benefits paid to recipients who also received federal pandemic benefits. A reasonable estimate cannot be made at this time due to insufficient available data, and accordingly no amounts have been recognized in these consolidated financial statements.

[3]  The Allowance for Doubtful Accounts includes a provision of $647 million (2021–22, $626 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2022–2023	111

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2023	2022 Restated (Note 17)

Government Business Enterprises[1]	2,662	2,820

Municipalities[2]	4,097	3,976

Students[3]	2,459	2,331

Industrial and Commercial[4]	1,062	970

Universities[5]	125	125

Other[6]	2,400	2,526

	12,805	12,748

Unamortized Concession Discounts[7]	(94)	(98)

Allowance for Doubtful Accounts[8]	(812)	(819)

Total Loans Receivable	11,899	11,831

[1]  Loans to GBEs bear interest rates of 0.00 per cent to 5.40 per cent (2021–22, 0.00 per cent to 5.40 per cent).

[2]  Loans to municipalities bear interest at rates of up to 6.17 per cent (2021–22, 6.00 per cent).

[3]  Loans to students mostly bear interest at rates of 6.11 per cent (2021–22, 4.20 per cent).

[4]  Loans to industrial and commercial enterprises bear interest rates of up to 9.05 per cent (2021–22, 6.25 per cent).

[5]  Loans to universities are mortgages bearing interest rates of 5.09 per cent to 5.10 per cent (2021–22, 5.09 per cent to 5.10 per cent).

[6]  Loans to Other include loans for not-for-profit organizations of $2.1 billion (2021–22, $2.1 billion), loans to electricity sector union trusts of $93 million (2021–22, $96 million), and loans to OFN Power Holdings LP of $245 million (2021–22, $245 million).

[7]  Unamortized concession discounts relate to loans made to municipalities of $10 million (2021–22, $13 million), and loans to industrial and commercial enterprises and other of $84 million (2021–22, $85 million).

[8]  Allowance for doubtful accounts relate to loans made to students of $714 million (2021–22, $716 million), loans made to universities of $31 million (2021–22 nil) and loans to industrial and commercial enterprises and other of $67 million (2021–22, $101 million).

112	Consolidated Financial Statements, 2022–2023

Repayment Terms as at March 31 ($ Millions)	Principal Repayment

Years to Maturity	2023	2022 Restated

1 year	1,297	1,178

2 years	928	777

3 years	533	704

4 years	494	571

5 years	420	463

1–5 years	3,672	3,693

6–10 years	2,066	2,121

11–15 years	940	924

16–20 years	2,271	1,716

21–25 years	1,705	1,568

Over 25 years	2,109	2,679

Subtotal	12,763	12,701

No fixed maturity	42	47

Total	12,805	12,748

Consolidated Financial Statements, 2022–2023	113

Province of Ontario Schedule 8: Government Organizations[1]

Government Business Enterprises	Responsible Ministry

Hydro One Limited	Energy

iGaming Ontario	Attorney General

Liquor Control Board of Ontario	Finance

Ontario Cannabis Retail Corporation	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs

Alcohol and Gaming Commission of Ontario	Attorney General

Algonquin Forestry Authority	Northern Development, Mines, Natural Resources and Forestry

Education Quality and Accountability Office	Education

Fair Hydro Trust	Energy

Financial Services Regulatory Authority of Ontario[2]	Finance

Forest Renewal Trust	Northern Development, Mines, Natural Resources and Forestry

General Real Estate Portfolio	Government and Consumer Services

Independent Electricity System Operator	Energy

Invest Ontario	Economic Development, Job Creation and Trade

Investment Management Corporation of Ontario	Finance

Legal Aid Ontario	Attorney General

Home and Community Care Support Services

Home and Community Care Support Services – Central East	Health

Home and Community Care Support Services – Central	Health

Home and Community Care Support Services – Central West	Health

Home and Community Care Support Services – Champlain	Health

Home and Community Care Support Services – Erie St. Clair	Health

Home and Community Care Support Services – Hamilton Niagara Haldimand Brant	Health

Home and Community Care Support Services – Mississauga Halton	Health

Home and Community Care Support Services – North East	Health

Home and Community Care Support Services – North Simcoe Muskoka	Health

Home and Community Care Support Services – North West	Health

Home and Community Care Support Services – South East	Health

Home and Community Care Support Services – South West	Health
Home and Community Care Support Services – Toronto Central	Health

Home and Community Care Support Services – Waterloo Wellington	Health

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Heritage, Sport, Tourism and Culture Industries

Niagara Parks Commission	Heritage, Sport, Tourism and Culture Industries

Northern Ontario Heritage Fund Corporation	Northern Development, Mines, Natural Resources and Forestry

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health

Ontario Clean Water Agency	Environment, Conservation and Parks

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

Ontario Energy Board	Energy

Ontario Financing Authority	Finance

[1] Represents all consolidated organizations included in Ontario’s consolidated financial statements as at March 31, 2023. This schedule is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. Links to these entities’ web URLs are available on Ontario.ca. Other controlled organizations that do not meet the consolidation threshold of materiality are instead reflected as government transfer payment expense in these consolidated financial statements through the accounts of the ministries responsible for them.

  [2]  Includes Pension Benefits Guarantee Fund (PBGF), which was previously disclosed in Note 13 as Trust Funds under Administration.

114	Consolidated Financial Statements, 2022–2023

Province of Ontario Schedule 8: Government Organizations[1]

Other Government Organizations (cont’d)	Responsible Ministry (cont’d)
Ontario French-Language Educational Communications Authority (TFO)	Education
Ontario Health	Health
Ontario Immigrant Investor Corporation	Labour, Training and Skills Development
Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure
Ontario Northland Transportation Commission	Transportation
Ontario Place Corporation	Heritage, Sport, Tourism and Culture Industries
Ontario Securities Commission	Finance
Ontario Tourism Marketing Partnership Corporation	Heritage, Sport, Tourism and Culture Industries
Ontario Trillium Foundation	Heritage, Sport, Tourism and Culture Industries
Ornge	Health
Ottawa Convention Centre Corporation	Heritage, Sport, Tourism and Culture Industries
Province of Ontario Council for the Arts (Ontario Arts Council)	Heritage, Sport, Tourism and Culture Industries
Science North	Heritage, Sport, Tourism and Culture Industries
Skilled Trades Ontario	Labour, Training and Skills Development
St. Lawrence Parks Commission	Heritage, Sport, Tourism and Culture Industries
The Centennial Centre of Science and Technology (Ontario Science Centre)	Heritage, Sport, Tourism and Culture Industries
The Royal Ontario Museum	Heritage, Sport, Tourism and Culture Industries
Toronto Organizing Committee for the Pan American and Parapan American Games	Heritage, Sport, Tourism and Culture Industries
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[2]	Infrastructure
Transmission Corridor Program	Government and Consumer Services
Venture Ontario	Economic Development, Job Creation and Trade

Broader Public Sector Organizations

Public Hospitals — Ministry of Health

Alexandra Hospital Ingersoll	Espanola General Hospital
Alexandra Marine & General Hospital	Four Counties Health Services
Almonte General Hospital	Georgian Bay General Hospital
Anson General Hospital	Geraldton District Hospital
Arnprior Regional Health	Grand River Hospital
Atikokan General Hospital	Grey Bruce Health Services
Baycrest Centre for Geriatric Care	Groves Memorial Community Hospital
Bingham Memorial Hospital	Guelph General Hospital
Blanche River Health	Haldimand War Memorial Hospital
Bluewater Health	Haliburton Highlands Health Services Corporation
Brant Community Healthcare System	Halton Healthcare Services Corporation
Brockville General Hospital	Hamilton Health Sciences Corporation
Bruyère Continuing Care Inc.	Hanover & District Hospital
Cambridge Memorial Hospital	Headwaters Health Care Centre
Campbellford Memorial Hospital	Health Sciences North
Carleton Place & District Memorial Hospital	Holland Bloorview Kids Rehabilitation Hospital
Casey House Hospice	Hôpital Général de Hawkesbury and District General Hospital Inc.
Chatham-Kent Health Alliance	Hôpital Glengarry Memorial Hospital
Children’s Hospital of Eastern Ontario – Ottawa Children’s Treatment Centre	Hôpital Montfort
Clinton Public Hospital	Hôpital Notre-Dame Hospital (Hearst)
Collingwood General and Marine Hospital	Hornepayne Community Hospital
Cornwall Community Hospital	Hospital for Sick Children
Deep River & District Hospital	Hôtel-Dieu Grace Healthcare
Dryden Regional Health Centre	Humber River Regional Hospital
Erie Shores HealthCare	Joseph Brant Hospital

[2] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with Ontario having one-third interest.

Consolidated Financial Statements, 2022–2023	115

Province of Ontario Schedule 8: Government Organizations[1]

Public Hospitals — Ministry of Health (cont’d)

Kemptville District Hospital	Seaforth Community Hospital

Kingston Health Sciences Centre	Sensenbrenner Hospital

Lady Dunn Health Centre	Services de santé de Chapleau Health Services

Lady Minto Hospital, Cochrane	Sinai Health System

Lake of the Woods District Hospital	Sioux Lookout Meno Ya Win Health Centre

Lakeridge Health	Smooth Rock Falls Hospital

Lennox and Addington County General Hospital	South Bruce Grey Health Centre

Listowel Memorial Hospital	South Huron Hospital Association

London Health Sciences Centre	Southlake Regional Health Centre

Mackenzie Health	St. Francis Memorial Hospital

Manitoulin Health Centre	St. Joseph’s Care Group

Mattawa General Hospital	St. Joseph’s Continuing Care Centre, Centre of Sudbury

Muskoka Algonquin Healthcare	St. Joseph’s General Hospital, Elliot Lake

Niagara Health System	St. Joseph’s Health Care, London

Nipigon District Memorial Hospital	St. Joseph’s Health Centre Guelph

Norfolk General Hospital	St. Joseph’s Healthcare Hamilton

North Bay Regional Health Centre	St. Mary’s General Hospital

North Shore Health Network	St. Marys Memorial Hospital

North of Superior Healthcare Group	St. Thomas Elgin General Hospital

North Wellington Health Care Corporation	Stevenson Memorial Hospital

North York General Hospital	Stratford General Hospital

Northumberland Hills Hospital	Strathroy Middlesex General Hospital

Oak Valley Health	Sunnybrook Health Sciences Centre

Orillia Soldiers’ Memorial Hospital	Temiskaming Hospital

Ottawa Hospital	Thunder Bay Regional Health Sciences Centre

Pembroke Regional Hospital Inc.	Tillsonburg District Memorial Hospital

Perth and Smiths Falls District Hospital	Timmins and District Hospital

Peterborough Regional Health Centre	Toronto East Health Network

Providence Care Centre (Kingston)	Trillium Health Partners

Queensway Carleton Hospital	Unity Health Toronto

Quinte Healthcare Corporation	University Health Network

Red Lake Margaret Cochenour Memorial Hospital Corporation	University of Ottawa Heart Institute

Religious Hospitallers of St. Joseph of Cornwall, Ontario	Weeneebayko Area Health Authority

Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines	West Haldimand General Hospital

Renfrew Victoria Hospital	West Nipissing General Hospital

Riverside Health Care Facilities Inc.	West Park Healthcare Centre

Ross Memorial Hospital	West Parry Sound Health Centre

Royal Victoria Regional Health Centre	William Osler Health System

Runnymede Healthcare Centre	Winchester District Memorial Hospital

Salvation Army Toronto Grace Health Centre	Windsor Regional Hospital

Sante Manitouwadge Health	Wingham and District Hospital

Sault Area Hospital	Women’s College Hospital

Scarborough Health Network	Woodstock Hospital

Specialty Psychiatric Hospitals — Ministry of Health

Centre for Addiction and Mental Health	Royal Ottawa Health Care Group

Ontario Shores Centre for Mental Health Sciences	Waypoint Centre for Mental Health Care

116	Consolidated Financial Statements, 2022–2023

Province of Ontario Schedule 8: Government Organizations [1]

School Boards — Ministry of Education

Algoma District School Board	KidsAbility School Authority

Algonquin & Lakeshore Catholic District School Board	Lakehead District School Board

Avon Maitland District School Board	Lambton Kent District School Board

Bloorview School Authority	Limestone District School Board

Bluewater District School Board	London District Catholic School Board

Brant Haldimand Norfolk Catholic District School Board	Moose Factory Island District School Area Board

Bruce-Grey Catholic District School Board	Moosonee District School Area Board

Campbell Children’s School Authority	Near North District School Board

Catholic District School Board of Eastern Ontario	Niagara Catholic District School Board

CHEO School Authority	Niagara Peninsula Children’s Centre School Authority

Conseil des écoles publiques de l’Est de l’Ontario	Nipissing-Parry Sound Catholic District School Board

Conseil scolaire catholique MonAvenir	Northeastern Catholic District School Board

Conseil scolaire catholique Providence	Northwest Catholic District School Board

Conseil scolaire de district catholique de l’Est ontarien	Ottawa Catholic District School Board

Conseil scolaire de district catholique des Aurores boréales	Ottawa-Carleton District School Board

Conseil scolaire de district catholique des Grandes Rivières	Peel District School Board

Conseil scolaire de district catholique du Centre-Est de l’Ontario	Penetanguishene Protestant Separate School Board

Conseil scolaire de district catholique du Nouvel-Ontario	Peterborough Victoria Northumberland and Clarington Catholic District School Board

Conseil scolaire de district catholique Franco-Nord	Rainbow District School Board

Conseil scolaire public du Grand Nord de l’Ontario	Rainy River District School Board

Conseil scolaire public du Nord-Est de l’Ontario	Renfrew County Catholic District School Board

Conseil scolaire Viamonde	Renfrew County District School Board

Consortium Centre Jules-Léger	Simcoe County District School Board

District School Board of Niagara	Simcoe Muskoka Catholic District School Board

District School Board Ontario North East	St. Clair Catholic District School Board

Dufferin-Peel Catholic District School Board	Sudbury Catholic District School Board

Durham Catholic District School Board	Superior North Catholic District School Board

Durham District School Board	Superior-Greenstone District School Board

Grand Erie District School Board	Thames Valley District School Board

Greater Essex County District School Board	Thunder Bay Catholic District School Board

Halton Catholic District School Board	Toronto Catholic District School Board

Halton District School Board	Toronto District School Board

Hamilton-Wentworth Catholic District School Board	Trillium Lakelands District School Board

Hamilton-Wentworth District School Board	Upper Canada District School Board

Hastings and Prince Edward District School Board	Upper Grand District School Board

Huron-Perth Catholic District School Board	Waterloo Catholic District School Board

Huron-Superior Catholic District School Board	Waterloo Region District School Board

James Bay Lowlands Secondary School Board	Wellington Catholic District School Board

John McGivney Children’s Centre School Authority	Windsor-Essex Catholic District School Board

Kawartha Pine Ridge District School Board	York Catholic District School Board

Keewatin-Patricia District School Board	York Region District School Board

Kenora Catholic District School Board

Consolidated Financial Statements, 2022–2023	117

Province of Ontario Schedule 8: Government Organizations [1]

Colleges — Ministry of Colleges and Universities
Algonquin College of Applied Arts and Technology	Humber College Institute of Technology and Advanced Learning
Cambrian College of Applied Arts and Technology	Lambton College of Applied Arts and Technology
Canadore College of Applied Arts and Technology	Loyalist College of Applied Arts and Technology
Centennial College of Applied Arts and Technology	Mohawk College of Applied Arts and Technology
Collège Boréal d’arts appliqués et de technologie	Niagara College of Applied Arts and Technology
Collège d’arts appliqués et de technologie La Cité collégiale	Northern College of Applied Arts and Technology
Conestoga College Institute of Technology and Advanced Learning	Sault College of Applied Arts and Technology
Confederation College of Applied Arts and Technology	Seneca College of Applied Arts and Technology
Durham College of Applied Arts and Technology	Sheridan College Institute of Technology and Advanced Learning
Fanshawe College of Applied Arts and Technology	Sir Sandford Fleming College of Applied Arts and Technology
George Brown College of Applied Arts and Technology	St. Clair College of Applied Arts and Technology
Georgian College of Applied Arts and Technology	St. Lawrence College of Applied Arts and Technology

Children’s Aid Societies — Ministry of Children, Community and Social Services
Bruce Grey Child and Family Services	Durham Children’s Aid Society
Catholic Children’s Aid Society of Hamilton	Family and Children’s Services of St. Thomas and Elgin
Child and Family Services of Grand Erie	Family and Children’s Services of Frontenac Lennox and Addington
Children & Family Services for York Region	Family and Children’s Services of Lanark Leeds and Grenville
Children’s Aid Society of Algoma	Family and Children’s Services of Renfrew County
Children’s Aid Society of Hamilton	Highland Shores Children’s Aid Society
Children’s Aid Society of London and Middlesex	Huron-Perth Children’s Aid Society
Children’s Aid Society of Ottawa	Jewish Family and Child Service of Greater Toronto
Children’s Aid Society of Oxford County	Kawartha-Haliburton Children’s Aid Society
Children’s Aid Society of the City of Guelph & The County of Wellington	Kenora-Rainy River Districts Child and Family Services
Children’s Aid Society of the County of Dufferin	Linck, Child Youth and Family Supports
Children’s Aid Society of the District of Nipissing and Parry Sound	North Eastern Ontario Family and Children’s Services
Children’s Aid Society of the Districts of Sudbury and Manitoulin	Sarnia-Lambton Children’s Aid Society
Children’s Aid Society of the Niagara Region	Simcoe Muskoka Child Youth and Family Services
Children’s Aid Society of the Region of Peel	The Catholic Children’s Aid Society of Toronto
Children’s Aid Society of the Regional Municipality of Halton	Valoris for Children and Adults of Prescott-Russell
Children’s Aid Society of the Regional Municipality of Waterloo	Windsor-Essex Children’s Aid Society
Children’s Aid Society of the United Counties of Stormont-Dundas-Glengarry
Children’s Aid Society of Thunder Bay
Children’s Aid Society of Toronto

118	Consolidated Financial Statements, 2022–2023

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2023 ($ Millions)	Hydro One Limited[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2023 Total	2022 Total

Assets

Cash and Temporary Investments	43	140	365	536	412	1,585	3,081	2,614

Accounts Receivable	1,085	35	87	3	300	999	2,509	2,084

Inventories	–	–	641	113	35	297	1,086	1,046

Prepaid Expenses	–	–	30	1	20	205	256	387

Fixed Assets	23,602	–	430	4	776	35,830	60,642	57,754

Other Assets	7,654	–	662	45	290	26,667	35,318	33,557

Total Assets	32,384	175	2,215	702	1,833	65,583	102,892	97,442

Accounts Payable	1,275	42	963	151	384	2,098	4,913	4,134

Notes Payable	806	–	–	–	–	–	806	1,329

Deferred Revenue	–	–	–	–	194	371	565	603

Long-Term Debt	14,208	–	812	50	53	9,708	24,831	23,459

Other Liabilities	4,563	46	–	43	640	30,211	35,503	33,000

Total Liabilities	20,852	88	1,775	244	1,271	42,388	66,618	62,525

Net Assets before Non-Controlling Interest	11,532	87	440	458	562	23,195	36,274	34,917

Non-Controlling Interest	(6,139)	–	–	–	–	(175)	(6,314)	(6,116)

Net Assets after Non-Controlling Interest	5,393	87	440	458	562	23,020	29,960	28,801

Revenue	3,679	1,256	7,447	1,474	9,370	6,160	29,386	26,074

Expenses	3,193	1,169	4,990	1,240	6,865	5,796	23,253	19,633

Net Income	486	87	2,457	234	2,505	364	6,133	6,441

Consolidated Financial Statements, 2022–2023	119

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2023 ($ Millions)	Hydro One Limited[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2023 Total	2022 Total

Net Income	486	87	2,457	234	2,505	364	6,133	6,441

Net Assets (Liabilities) at Beginning of Year before Accumulated Other Comprehensive Loss (AOCI)	5,273	–	567	224	638	22,264	28,966	26,900

Increase (Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	–	(37)	(37)	(52)

Contribution (Deficit)/Surplus – OPG	–	–	–	–	–	(2)	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	–	–	–	–	–	295	295	296

Remittances to Consolidated Revenue Fund	(316)	–	(2,580)	–	(2,581)	–	(5,477)	(4,617)

Net Assets before AOCI	5,443	87	444	458	562	22,884	29,878	28,966

AOCI at Beginning of Year	(58)	–	(1)	–	–	(106)	(165)	(309)

Other Comprehensive Income (Loss)	8	–	(3)	–	–	242	247	144

AOCI at Year End	(50)	–	(4)	–	–	136	82	(165)
Net Assets	5,393	87	440	458	562	23,020	29,960	28,801

[1]	Amounts reported using International Financial Reporting Standards (IFRS).
[2]	As at March 31, 2023, Ontario owned approximately 47.2 per cent (2021–22, 47.2 per cent) of Hydro One Limited.

 Province of Ontario

 Schedule 9: Government Business Enterprises[1] (cont’d)

Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.

As at March 31 ($ Millions)	2023	2022

Financial Assets	1,022	1,095

Debts	2,662	2,819

Other Liabilities	472	438
[1]	Amounts reported using International Financial Reporting Standards (IFRS).

120	Consolidated Financial Statements, 2022–2023

Repayment schedule for long-term debts contracted with third parties.
			Payments to be made in:
As at March 31 ($ Millions)	2023	2022	2024	2025	2026	2027	2028	2029 and thereafter

Hydro One Limited	14,251	13,054	131	1,100	850	–	1,175	10,995

Ontario Power Generation Inc.	7,645	6,994	209	589	624	530	5	5,688

Ontario Cannabis Retail Corporation	47	51	4	4	4	3	2	30

Total	21,943	20,099	344	1,693	1,478	533	1,182	16,713

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. Hydro One is Ontario’s largest electricity transmission and distribution utility and is required to deliver electricity safely and reliably to approximately 1.5 million customers across Ontario. It is regulated by the Ontario Energy Board.

iGaming Ontario

On April 4, 2022, iGaming Ontario (iGO) launched the new market for online gaming in Ontario. iGO is responsible for conducting and managing the online gaming schemes in accordance with the Criminal Code (Canada) and the Gaming Control Act, 1992.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through LCBO stores, Brewers Retail stores and winery retail stores throughout Ontario. The LCBO buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store (OCS), is the provincial online retailer of recreational cannabis and the exclusive wholesaler of recreational cannabis to Ontario’s authorized private retail stores.

Ontario Lottery and Gaming Corporation

The Ontario Lottery and Gaming Corporation (OLG) conducts and manages gaming on behalf of the province of Ontario, including: lottery, casinos, electronic bingo, and its internet gaming site, OLG.ca. Private service providers operate most of OLG casinos. OLG continues to integrate horse racing into its gaming strategy, including the administration of ongoing funding.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. (OPG) is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the Northeast and Midwest United States.

Consolidated Financial Statements, 2022–2023	121

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Broader Public Sector Organizations

Sectors	Hospitals		School Boards		Colleges		Children’s Aid Societies[1]		Total

For the year ended March 31 ($ Millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Fees	1,437	1,275	234	204	4,434	3,426	3	–	6,108	4,905

Ancillary Services	652	579	276	108	268	172	4	–	1,200	859

Grants and Donations for Research and Other Purposes	1,207	1,162	3	3	127	138	28	–	1,365	1,303

Sales and Rentals	459	452	217	298	89	55	7	–	772	805

Recognition of Deferred Capital Contributions	411	458	29	33	77	74	1	–	518	565

Miscellaneous	599	486	619	593	161	172	150	–	1,529	1,251

Total	4,765	4,412	1,378	1,239	5,156	4,037	193	–	11,492	9,688
[1]	In 2022–23, Children’s Aid Societies are consolidated into the Ministry of Children, Community and Social Services.

122	Consolidated Financial Statements, 2022–2023

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the province of Ontario comprise this Annual Report and supplementary information.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

●	Compares Ontario’s financial results to both the 2022 Budget and the financial results for the previous year;

●	Shows trends in key financial items and indicators of financial condition;

●	Sets out key potential risks to financial results and strategies used to manage them;

●	Includes descriptions of various assets and liabilities on the statement of financial position; and

●	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

The Consolidated Financial Statements

The Consolidated Financial Statements show Ontario’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

Ontario’s financial statements are presented on a consolidated basis, meaning that Ontario’s statement of financial position and statement of operations reflect the combination of ministry results, as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, Ontario’s reported revenues and expenses can be affected directly by the activities of ministries as well as the performance of controlled entities such as government business enterprises (GBEs) and Broader Public Sector (BPS) organizations, i.e., hospitals, school boards, colleges and children’s aid societies. In addition, Ontario’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

Consolidated Financial Statements, 2022–2023	123

The financial statements comprise:

●

The Consolidated Statement of Operations, which provides a summary of the Province’s revenue for the period less its expenses and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on Ontario’s financial position.

●

The Consolidated Statement of Financial Position reports Ontario’s assets and liabilities and is also known as the balance sheet. Ontario’s total liabilities include debt and other long-term financing. Financial assets include cash, short-term investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is Ontario’s net debt, which provides a measure of the Province’s revenues that will be required to pay for the Province’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit/surplus. A deficit/surplus in the year increases/decreases the accumulated deficit/surplus.

●

The Consolidated Statement of Change in Net Debt, which shows how Ontario’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

●

The Consolidated Statement of Change in Accumulated Deficit/Surplus, which is a cumulative total of all Ontario’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

●

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and investments, as well as cash generated from financing activities.

●

The Consolidated Statement of Remeasurement Gains and Losses, which shows the change in values of financial assets and financial liabilities arising from their remeasurement at current exchange rates and/or fair value.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize Ontario’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

124	Consolidated Financial Statements, 2022–2023

Other Elements of the Annual Report

●

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 2, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

●

The Auditor General’s Report, which appears on pages 49 to 55, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian public sector accounting standards.

Supplementary Information

The Ministry Statements and Schedules contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and the annual Supply Act, 2022 (as modified by Treasury Board Orders), as well as other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards, colleges and children’s aid societies. The financial results of all provincial organizations included in the government reporting entity in accordance with public sector accounting standards are consolidated with those of Ontario to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

The Detailed Schedules of Payments contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

As of 2018–19, the Financial Statements of Government Organizations and Business Enterprises no longer form a part of the Public Accounts. Individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

Consolidated Financial Statements, 2022–2023	125

GLOSSARY

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2022–23 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accretion: the increase in the carrying amount of a liability for asset retirement obligations due to the passage of time. Accretion expense is incurred when liability is discounted to its present value and consequently, the discount is unwound over time.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortized Cost: the amount at which a financial asset or a financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the province of Ontario and other supporting schedules and disclosures.

Asset Retirement Obligation(s) (ARO): An ARO arises from a legal obligation associated with the retirement (permanent removal) of a tangible capital asset (TCA). These obligations are predictable, likely to occur and unavoidable.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards, colleges and children’s aid societies. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of postsecondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

126	Consolidated Financial Statements, 2022–2023

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Ontario Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation for further details.

Consolidation: the inclusion of the financial results of government-controlled organizations in Ontario’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of Ontario’s fiscal year is nil. See Reserve for further details.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by Ontario.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derecognition: the removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Consolidated Financial Statements, 2022–2023	127

Derivatives: financial contracts that derive their value from other underlying instruments. Ontario uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Effective Interest Method: a method used to calculate the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and to allocate interest income or interest expense over the relevant period.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory for sale.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Estimates.

Fiscal Year: the province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

128	Consolidated Financial Statements, 2022–2023

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. Ontario can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Legal Obligation: A clear duty or responsibility to another party under statute or contracts and agreements.

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in Ontario’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between Ontario’s total liabilities and financial assets. It represents Ontario’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP for further details.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of Ontario are tangible capital assets, prepaid expenses and inventories of supplies for consumption.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. The people of Ontario aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Consolidated Financial Statements, 2022–2023	129

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Portfolio Investments: investments in organizations that do not form part of the government reporting entity.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of Ontario along with supporting statements and schedules as required by the Financial Administration Act.

Public Private Partnership (P3): partnerships with the private sector to expand, modernize and replace Ontario’s aging infrastructure. Under P3, provincial ministries and/or project owners establish the scope and purpose of a project, while design and construction work are financed and carried out by the private sector. Typically, only after a project is completed will Ontario complete payment to the private-sector company.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund for further details.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

130	Consolidated Financial Statements, 2022–2023

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: Ontario’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

●	Receive any goods or services directly in return, as would occur in a purchase or sale transaction;

●	Expect to be repaid, as would be expected in a loan; or

●	Expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

Consolidated Financial Statements, 2022–2023	131

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget, the Ontario Economic Outlook and Fiscal Review and the Quarterly Finances

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Ontario Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Ontario Economic Outlook and Fiscal Review or the Ontario Quarterly Finances, visit the Ontario Ministry of Finance website at https://www.ontario.ca/page/ministry-finance

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act, 2022. For electronic access, go to: https://www.ontario.ca/page/expenditure-estimates

Ontario Finances

For electronic access, go to: https://www.ontario.ca/page/ontario-quarterly-finances

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.ontario.ca/page/ontario-economic-accounts

132	Consolidated Financial Statements, 2022–2023

Please address your comments on this report to: The Honourable Caroline Mulroney President of the Treasury Board, Room 4320, Fourth Floor, Whitney Block, 99 Wellesley Street West, Toronto, Ontario M7A 1W3 You can also send your comments to the Minister by electronic mail to: infotbs@ontario.ca
To access this document online, visit Ontario.ca/publicaccounts
© King’s Printer for Ontario, 2023 | ISSN 0381-2375 (Print)  | ISSN 1913-5556 (Online)